Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING AND

INFORMATION CIRCULAR AND PROXY STATEMENT

With Respect to the

Annual General Meeting of Unitholders

to be held on Friday, May 7, 2010

March 12, 2010

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF UNITHOLDERS	i
INFORMATION CIRCULAR AND PROXY STATEMENT	1
General	1
Voting at the Meeting	1
Notice to Beneficial Holders of Trust Units	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	3
Exercise of Discretion by Proxies	3
Voting Securities and Principal Holders Thereof	3
Quorum for the Meeting	4
General Information	4
MATTERS TO BE ACTED UPON AT THE MEETING	4
Presentation of Financial Statements	4
Election of Directors of EnerMark Inc.	4
Appointment of Auditors	12
DIRECTOR COMPENSATION AND UNIT OWNERSHIP	13
Overview	13
Fees and Retainers	13
Incentive Plan Awards	14
Summary Compensation Table and Vested Incentive Plan Awards	14
Trust Unit Ownership	15
EXECUTIVE COMPENSATION	16
Overview	16
Glossary of Terms	16
Compensation Discussion and Analysis	17
Summary Compensation Table	26
Incentive Plan Awards	28
Termination and Change of Control Benefits	36
Estimated Value of Aggregate Equity Holdings of Named Executive Officers	41
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	42
INDEBTEDNESS OF DIRECTORS AND OFFICERS	42
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43
INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON	43
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	43
ADDITIONAL INFORMATION	49
OTHER MATTERS	49
NOTICE TO BENEFICIAL UNITHOLDERS	49
DIRECTORS’ APPROVAL	49
APPENDIX “A” - MANDATE OF THE BOARD OF DIRECTORS OF ENERMARK INC.	A-1

NOTICE TO UNITHOLDERS

Enerplus Resources Fund (the “Fund”) has filed its audited annual consolidated statements for the year ended December 31, 2009 with the U.S. Securities Exchange Commission in its annual report on Form 40-F, available on the internet as an EDGAR filing at www.sec.gov, and with the Canadian securities regulatory authorities, available on the internet on the Fund’s SEDAR profile at www.sedar.com.  These financial statements are also available on the Fund’s website at www.enerplus.com.  Any securityholder of the Fund may receive a hard copy of the Fund’s audited annual consolidated financial statements for the year ended December 31, 2009 and/or interim consolidated financial statements released throughout 2010 free of charge upon request to the Fund at Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 2Z1, Attention: Investor Relations, or by telephone (1.800.319.6462) or email (investorrelations@enerplus.com).

NOTICE OF ANNUAL GENERAL MEETING OF UNITHOLDERS

To Be Held On

Friday, May 7, 2010

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of ENERPLUS RESOURCES FUND (the “Fund”) will be held in the Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 7, 2010 at 10:00 a.m. (Calgary time) for the following purposes:

1.             to receive the consolidated financial statements of the Fund for the year ended December 31, 2009, together with the auditors’ report on those statements;

2.             to elect the directors of EnerMark Inc.;

3.             to appoint the auditors of the Fund; and

4.             to transact any other business which may properly come before the Meeting.

The specific details of the matters proposed to be put before the Meeting and the text of certain of the resolutions proposed are set forth in the Information Circular and Proxy Statement that accompanies this Notice.

Holders of Class B limited partnership units (“EELP Exchangeable LP Units”) of the Fund’s subsidiary, Enerplus Exchangeable Limited Partnership (each of which units is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration) are also entitled to receive notice of, attend and vote at the Meeting, as set forth in more detail in the Information Circular and Proxy Statement and the Voting Direction for Holders of Enerplus Exchangeable Limited Partnership Class B Limited Partnership Units that accompany this Notice.

Every registered holder of Trust Units and EELP Exchangeable LP Units at the close of business on March 23, 2010 (the “Record Date”) is entitled to receive notice of and vote their Trust Units and/or EELP Exchangeable LP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each EELP Exchangeable LP Unit held.  No person acquiring Trust Units or EELP Exchangeable LP Units after such date is entitled to vote at the Meeting or any adjournment thereof.

The quorum for this Meeting is two or more individuals present in person or by proxy representing at least 5% of the aggregate outstanding Trust Units and Trust Units that may be issued upon the exchange of outstanding EELP Exchangeable LP Units.

Unitholders are requested to complete, sign, date and return the accompanying form of proxy or voting instruction form (each referred to as a “Form of Proxy”) in the envelope provided, or vote by telephone or the internet in accordance with the instructions that may be included in the Form of Proxy.  Non-registered Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or by appointing themselves as proxy on the internet by following the instructions that may be included in the Form of Proxy.  To be used at the Meeting, the Form of Proxy must be received (either directly or through a Unitholder’s broker or other intermediary) by Computershare Trust Company of Canada at the address shown on the envelope provided, not less than 48 hours (excluding Saturdays, Sundays or statutory holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to attending the Meeting or voting by proxy are provided in the Form of Proxy and in the Information Circular and Proxy Statement accompanying this Notice.

Dated at Calgary, Alberta this 12th day of March, 2010.

By order of the Board of Directors of
ENERMARK INC., on behalf of
ENERPLUS RESOURCES FUND

“David A. McCoy”
David A. McCoy
Vice President, General Counsel
& Corporate Secretary

- i -

INFORMATION CIRCULAR AND PROXY STATEMENT

General

This Information Circular and Proxy Statement (the “Information Circular”) is furnished in connection with the solicitation of proxies by Enerplus Resources Fund (the “Fund” and, together with its subsidiaries, “Enerplus”) for use at the annual general meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of the Fund to be held in the Lecture Theatre at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta on Friday, May 7, 2010, commencing at 10:00 a.m. (Calgary time), for the purposes set forth in the Notice of Annual General Meeting of Unitholders (the “Notice of Meeting”) accompanying this Information Circular.

Holders of Class B limited partnership units (“EELP Exchangeable LP Units”) of the Fund’s subsidiary, Enerplus Exchangeable Limited Partnership (each of which units is exchangeable, at any time by the holder thereof, into 0.425 of a Trust Unit for no additional consideration) are also entitled to receive notice of, attend and vote at the Meeting.  The EELP Exchangeable LP Units are economically equivalent to 0.425 of a Trust Unit, and under applicable Canadian securities laws, Enerplus Exchangeable Limited Partnership is permitted to satisfy its continuous disclosure obligations by filing and providing to holders of EELP Exchangeable LP Units the continuous disclosure documents of the Fund, including this Information Circular.  See “ – Voting at the Meeting” below.

Every registered holder of Trust Units and EELP Exchangeable LP Units at the close of business on March 23, 2010 (the “Record Date”) is entitled to receive notice of and vote their Trust Units and/or EELP Exchangeable LP Units at the Meeting on the basis of one vote for each Trust Unit held and 0.425 of a vote for each EELP Exchangeable LP Unit held.  No person acquiring Trust Units or EELP Exchangeable LP Units after such date is entitled to vote at the Meeting or any adjournment thereof.

Voting at the Meeting

The Fund has two outstanding types of securities that entitle holders to vote generally at meetings of Unitholders, being Trust Units and a special voting right (the “Special Voting Right”).  The Trust Units and the Special Voting Right vote together as a single class on all matters.  Each Trust Unit outstanding on the Record Date is entitled to one vote.  A single Special Voting Right has been issued to Computershare Trust Company of Canada as trustee under a voting and exchange trust agreement for the benefit of holders of EELP Exchangeable LP Units.  The Special Voting Right is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding EELP Exchangeable LP Units outstanding at the Record Date multiplied by 0.425, being the exchange ratio of EELP Exchangeable LP Units for Trust Units.

Each holder of EELP Exchangeable LP Units is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of that holder’s EELP Exchangeable LP Units.  The form of Voting Direction for Holders of Enerplus Exchangeable Limited Partnership Class B Limited Partnership Units (the “Voting Direction”) which accompanies this Information Circular is the means by which a holder of EELP Exchangeable LP Units may authorize the voting of voting rights associated with EELP Exchangeable LP Units at the Meeting.  Computershare Trust Company of Canada will exercise each vote only as directed on the Voting Direction.  In the absence of voting instructions, Computershare Trust Company of Canada will not exercise the votes associated with EELP Exchangeable LP Units.  A holder of EELP Exchangeable LP Units may also instruct Computershare Trust Company of Canada to give a proxy entitling the holder’s designee to vote personally the relevant number of votes or to grant to EnerMark management a proxy to vote those votes.  The procedures for holders of EELP Exchangeable LP Units to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in further detail in the Voting Direction that has been provided to holders of EELP Exchangeable LP Units with this Information Circular.

Accordingly, all references to voting by “Unitholders” or the voting of “Trust Units” in this Information Circular shall be deemed to refer to and include voting by the holders of EELP Exchangeable LP Units (through the Special Voting Right).

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders of the Fund, as a substantial number of the Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to herein as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the transfer agent and registrar of the Fund as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If the Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records of the Fund’s transfer agent and registrar.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS Clearing and Depository for Services Inc. or its nominee, CDS & Co., which acts as nominee for many Canadian brokerage firms, and in the United States the vast majority of such Trust Units are registered under the name of The Depository Trust Company or its nominee, Cede & Co., which acts as nominee for many U.S. brokerage firms.  Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.  Without specific instructions, the brokers/nominees are prohibited from voting Trust Units for their clients.  Enerplus does not know for whose benefit the Trust Units registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically mails a scannable “voting instruction form” in lieu of the form of proxy.  Beneficial Unitholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile.  Alternatively, Beneficial Unitholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Trust Units held by them.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Trust Units voted.  Beneficial Unitholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Trust Units at the Meeting.

Although a Unitholder may not be recognized directly at the Meeting for the purposes of voting their Trust Units, a Unitholder may attend at the Meeting as a proxyholder and vote their Trust Units in that capacity.  To do this, a Unitholder must enter their own name in the blank space on the Form of Proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Beneficial Unitholders who intend to attend the Meeting in person should read “ – Appointment and Revocation of Proxies” below.

Solicitation of Proxies

Solicitation of proxies may be made through the mail, by telephone or in person by management of Enerplus, who will not be remunerated for such solicitations.  The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

Appointment and Revocation of Proxies

A form of proxy or voting instruction form (each referred to as a “Form of Proxy”) accompanies the Notice of Meeting and this Information Circular.  The persons named in the Form of Proxy are officers of EnerMark Inc. (“EnerMark”), the administrator and an indirect wholly-owned subsidiary of the Fund.  A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Unitholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by Enerplus.  Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose.  If they cannot attend the Meeting in person, Unitholders are requested to complete, sign, date and return the accompanying Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, to vote by telephone or the internet in accordance with the instructions thereon.  Beneficial Unitholders (being Unitholders who hold their Trust Units through brokerage accounts or other intermediaries) who wish to appear in person and vote at the Meeting must appoint themselves as proxy by inserting their name in the blank space provided on the Form of Proxy and returning the Form of Proxy in the envelope provided or, if provided for in the Form of Proxy, by appointing themselves as proxy on the internet by following the instructions thereon.  A Form of Proxy will not be valid unless it is completed and received (either directly or through a Unitholder’s broker or other intermediary) by Computershare Trust Company of Canada, at the address shown on the envelope provided, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment(s) thereof or to the Chairman at the Meeting.

A Unitholder who has given a proxy may revoke it by depositing an instrument in writing executed by such Unitholder (or by an attorney duly authorized in writing) or, if such Unitholder is a corporation, by any duly authorized officer or attorney of the corporation, either at the offices of Computershare Trust Company of Canada described above at any time up to and including the close of business on the last business day preceding the Meeting or any adjournment(s) thereof, or with the Chairman of the Meeting on the day thereof or any adjournment(s) thereof.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Trust Units represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Trust Units will be voted in accordance with those instructions.  If no specification has been made in any Forms of Proxy received by Enerplus, the Trust Units represented by those Forms of Proxy will be voted FOR each matter for which no specification has been made.

The enclosed Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.  At the time of printing this Information Circular, management of Enerplus is not aware of any such amendments, variations or other matters.

Voting Securities and Principal Holders Thereof

The Fund is authorized to issue an unlimited number of Trust Units and an unlimited number of Special Voting Rights.  The Fund’s Trust Units are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “ERF.UN” and on the New York Stock Exchange (the “NYSE”) under the symbol “ERF”.  As at March 10, 2010, there were 174,548,947 Trust Units issued and outstanding, and there were a total of 6,291,358 EELP Exchangeable LP Units issued and outstanding entitled to an aggregate of 2,673,827 votes through the Special Voting Right held by Computershare Trust Company of Canada.

To the best of the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units and EELP Exchangeable LP Units which may be voted at the Meeting.  The information as to Trust Units and EELP Exchangeable LP Units beneficially owned, not being within the knowledge of Enerplus, has been derived from sources available to Enerplus.

Quorum for the Meeting

At the Meeting, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less than 5% of the issued and outstanding Trust Units.  The Trust Units that may be issued upon the exchange of EELP Exchangeable LP Units represented in person or by proxy at the Meeting shall be counted as Trust Units in the determination of quorum for the Meeting.  If a quorum is not present at the Meeting within one-half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than one day later and to such place and time as may be appointed by the Chairman of the Meeting.  At such meeting, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original Meeting in accordance with the accompanying Notice of Meeting.

General Information

Unless expressly stated otherwise, all dollar amounts and references to “$” in this Information Circular are in Canadian dollars.

MATTERS TO BE ACTED UPON AT THE MEETING

1.             Presentation of Financial Statements

The consolidated financial statements of the Fund for the year ended December 31, 2009, together with the auditors’ report on those statements, have been mailed to the Unitholders who have requested such materials together with this Information Circular in accordance with applicable securities laws.  A copy of these financial statements is also available through the internet on the Fund’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on the Fund’s website at www.enerplus.com.  See “Notice to Unitholders” on the inside cover of this Information Circular.

2.             Election of Directors of EnerMark Inc.

Overview

The board of directors of EnerMark (the “Board of Directors” or the “Board”) is responsible for the governance and the administration of the business and affairs of Enerplus.  Pursuant to the governing documents of Enerplus, the Unitholders are entitled to nominate the directors of EnerMark, following which the Fund, as the indirect holder of all of the shares of EnerMark, will vote those shares to elect the directors that have been nominated by the Unitholders.  The term of office for each director is from the date at which he or she is elected until the next annual meeting of Unitholders or until a successor is elected or appointed.  The Board’s Corporate Governance & Nominating Committee, which is comprised of four independent directors, is responsible for recommending nominees for the Board of Directors.  Based on such recommendation, the Board of Directors has fixed the number of directors of EnerMark to be elected at the Meeting at eleven, and the eleven individuals named below are proposed to be nominated by the Unitholders as directors of EnerMark.  Each of the nominees is “independent” within the meaning of National Policy 58-201 — Corporate Governance Guidelines adopted by the Canadian Securities Administrators and within the meaning of the NYSE rules, with the exception of Gordon J. Kerr, who is the President & Chief Executive Officer of EnerMark.

As described below under “ – Majority Voting for Directors”, the election of each individual director of EnerMark will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the election of each of the persons specified below.  Management does not contemplate that any of the nominees will be unable to serve as a director, but should that circumstance arise for any reason prior to the Meeting, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the number of Trust Units voted in favour of the election of a particular director nominee at a Unitholders’ meeting is less than the number of Trust Units voted and withheld from voting for that nominee, the nominee will submit his or her resignation to the Board within five days of the Meeting, with the resignation to take effect upon acceptance by the Board.  The Corporate Governance & Nominating Committee will consider the director nominee’s offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation.  The Corporate Governance & Nominating Committee will be expected to accept the resignation except in special circumstances requiring the applicable director to continue to serve on the Board.  In considering whether or not to accept the resignation, the Corporate Governance & Nominating Committee will consider all factors that it deems relevant including, without limitation, the stated reasons why Unitholders “withheld” votes from the election of that nominee, the existing Board composition, the length of service and the qualifications of the director whose resignation has been tendered, the director’s contributions to Enerplus and attendance at previous meetings, Enerplus’ corporate governance policies and such other skills and qualities as the Committee deems to be relevant.

The Board will consider the Corporate Governance & Nominating Committee’s recommendation and make a decision as to whether to accept the director’s offer to resign within 90 days of the date of the Meeting, which it will announce by way of a press release, including, if the Board elects, the reasons for rejecting the resignation offer. In considering whether to accept the director’s offer of resignation, the Board will consider the factors considered by the Corporate Governance & Nominating Committee and such additional factors it considers to be relevant.  No director who is required to tender his or her resignation shall participate in the deliberations or recommendations of the Corporate Governance & Nominating Committee or the Board.

If a director’s offer of resignation is accepted, subject to any corporate law restrictions, the Board may leave the resultant vacancy unfilled until the next annual general meeting. Alternatively, at the Board’s discretion, it may fill the vacancy through the appointment of a new director whom the Board considers appropriate or it may call a special meeting of Unitholders at which there will be presented nominees supported by the Board to fill the vacant position or positions.  The foregoing policy does not apply in circumstances involving contested director elections.

Information Regarding Proposed Directors

Set forth below is certain information regarding each of the eleven nominees proposed to be elected as directors of EnerMark.  The numbers of Trust Units beneficially owned, or controlled or directed, directly or indirectly, by each proposed director are presented as of February 26, 2010 and are provided by each individual nominee.  In the case of Mr. O’Brien and Mr. Woitas, the numbers include the number of Trust Units equivalent to their holdings of EELP Exchangeable LP Units, based on the exchange ratio of 0.425 of a Trust Unit for each EELP Exchangeable LP Unit.  For information regarding the compensation of the directors of EnerMark in 2009 and additional information regarding their equity ownership in Enerplus, see “Director Compensation and Unit Ownership” in this Information Circular.  For information regarding the compensation of and equity ownership by Mr. Gordon J. Kerr, a director nominee who is the President & Chief Executive Officer of EnerMark, see “Executive Compensation” in this Information Circular.

DOUGLAS R. MARTIN(1) B.A., MBA, C.A. Calgary, Alberta, Canada Age: 65 Director since September 2000 Independent Director Trust Units Owned: 7,849

Mr. Martin, the Chairman of the Board of Directors of EnerMark, has been President of Charles Avenue Capital Corp., a private merchant banking company, since April 2000. From 1993 until 2000, Mr. Martin was Chairman and Chief Financial Officer of Pursuit Resources Corp., a public oil and gas corporation that was acquired by EnerMark Income Fund (a predecessor of Enerplus) in April 2000. From 1972 until 1993, Mr. Martin held positions of increasing importance with N.M. Davis Corp., Dome Petroleum Ltd. and Interhome Energy Inc. (now Enbridge Inc.), and was the Senior Vice President and Chief Financial Officer of Coho Energy Inc. from 1989 until 1993. Mr. Martin graduated from the University of Toronto in 1966 with a B.A. in Political Science, and received his Chartered Accountant designation from the Ontario Institute of Chartered Accountants in 1969. He also graduated with Honours from York University in 1972 with an MBA in Finance.

Board and Committee Participation(2)	Meetings Attended During 2009

Board of Directors (Chairman)	9/10	(90%)

Other Public Board Directorships	Other Public Board Committee Memberships

Canoro Resources Ltd. (Chairman) (TSX Venture Exchange)	Audit Committee (Chair), Reserves Committee and Compensation & Governance Committee

Marion Energy Inc. (Australian Stock Exchange)	Nil

EDWIN V. DODGE B.Eng. (Civil), MBA Vancouver, British Columbia, Canada Age: 66 Director since May 2004 Independent Director Trust Units Owned: 12,770

Mr. Dodge is currently a corporate director following a 35-year career with Canadian Pacific Railway Limited (“CPR”, a Canadian national rail carrier), where he was Chief Operating Officer from 2001 until his retirement in March 2004.  Prior to 2001, Mr. Dodge held other senior roles with CPR including Executive Vice President of Operations for Canada and the U.S., as well as Chief Executive Officer of a Minneapolis-based railroad.  Mr. Dodge holds a Civil Engineering degree and an MBA from the University of Western Ontario.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	10/10	(100%)
Compensation & Human Resources Committee	4/4	(100%)
Health, Safety, Regulatory & Environment Committee (Chair)	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

ROBERT B. HODGINS B.A. (Business), C.A. Calgary, Alberta, Canada Age: 58 Director since November 2007 Independent Director Trust Units Owned: 7,645

Mr. Hodgins has been an independent businessman since November 2004.  Prior to that, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004.  Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998.  Mr. Hodgins received a Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario in 1975 and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	10/10	(100%)
Audit & Risk Management Committee (Chairman)	4/4	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

AltaGas Income Trust (TSX)	Audit Committee (Chairman) and Governance Committee
Fairborne Energy Ltd. (TSX)	Audit Committee (Chairman), Corporate Governance and Joint Operations Committee and Reserves Committee
MGM Energy Corp. (TSX)	Audit Committee (Chairman) and Corporate Governance Committee
Orion Oil & Gas Corporation (TSX)	Audit Committee (Chairman) and Corporate Governance and Compensation Committee

GORDON J. KERR B.Comm., C.A. Calgary, Alberta, Canada Age: 56 Director since May 2001 Non-Independent Director Trust Units Owned: 119,967

Mr. Kerr has been the President & Chief Executive Officer of Enerplus since May 2001.  Mr. Kerr commenced employment with Enerplus and its predecessors in 1996, holding positions of increasing responsibility including the positions of Chief Financial Officer and Executive Vice President.  Mr. Kerr commenced employment in the oil and gas industry in 1979 and held various positions with Petromark Minerals Ltd., Bluesky Oil & Gas Ltd.  and Bluesky’s successor, Mark Resources Inc., ultimately holding the position of Vice President Finance, Chief Financial Officer and Corporate Secretary until Mark’s reorganization into EnerMark Income Fund (a predecessor of Enerplus) in 1996.  Mr. Kerr graduated from the University of Calgary in 1976 with a Bachelor of Commerce degree.  He received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Alberta in 1979.  Mr. Kerr is also a past Chairman of the Canadian Association of Petroleum Producers and a member of the Canadian Council of Chief Executive Officers.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	10/10	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

DAVID P. O’BRIEN (3) B.A. (Hons.), B.C.L. Calgary, Alberta, Canada Age: 68 Director since March 2008 Independent Director Trust Units Owned: 47,364

Mr. O’Brien is a corporate director.  In addition to the public board directorships listed below, Mr. O’Brien is a director of the C.D. Howe Institute, Chancellor of Concordia University and a member of the Science, Technology and Innovation Council of Canada.  Mr. O’Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (an oil and gas company) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (a diversified energy, transportation and hotels company) from May 1996 to October 2001.  He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978.  He has also held senior executive positions at Petro-Canada.  Mr. O’Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University.  He also has an Honourary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honourary Doctorate of Civil Law from Bishops University.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	9/10	(90%)
Corporate Governance & Nominating Committee	1/2	(50%)

Other Public Board Directorships	Other Public Board Committee Memberships

EnCana Corporation (Chairman) (TSX, NYSE)	Nominating and Corporate Governance Committee (Chair), non-voting member of all other committees
Molson Coors Brewing Company (TSX, NYSE)	Audit Committee and Finance Committee
Royal Bank of Canada (Chairman) (TSX, NYSE)	Corporate Governance and Public Policy Committee (Chair) and Human Resources Committee
TransCanada Corporation (TSX, NYSE)	Governance Committee and Human Resources Committee

GLEN D. ROANE B.A., MBA Canmore, Alberta, Canada Age: 53 Director since June 2004 Independent Director Trust Units Owned: 19,679

Mr. Roane is a corporate director and, in addition to those public entities listed below for which he currently serves as a director, has served as a board member of many TSX-listed companies, including Repap Enterprises Inc., Ranchero Energy Inc., Forte Resources Inc., Valiant Energy Inc., Maxx Petroleum Ltd. and NQL Energy Services Inc., since his retirement from TD Asset Management Inc., a subsidiary of The Toronto-Dominion Bank (a publicly traded Canadian chartered bank) in 1997.  In addition to serving as a director of the public entities listed below, Mr. Roane is a director of GBC North American Fund Inc., a Canadian mutual fund corporation.  Mr. Roane is also a member of the Alberta Securities Commission.  Mr. Roane holds a Bachelor of Arts and an MBA from Queen’s University in Kingston, Ontario.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	10/10	(100%)
Audit & Risk Management Committee	4/4	(100%)
Hedging Sub-Committee	2/2	(100%)
Compensation & Human Resources Committee (Chairman)	4/4	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Badger Income Fund (TSX)	Audit Committee (Chairman)
Destiny Resource Services Corp. (TSX)	Audit Committee, Compensation & Governance Committee
UTS Energy Corporation (TSX)	Audit Committee and Governance, Compensation and Nominating Committee

W.C. (MIKE) SETH B.A. Sc. Calgary, Alberta, Canada Age: 69 Director since August 2005 Independent Director Trust Units Owned: 11,770

Mr. Seth has been the President of Seth Consultants Ltd. (a private consulting firm) since June 2006.  From July 2005 to June 2006, Mr. Seth was the Chairman of McDaniel & Associates Consultants Ltd. (“McDaniel”), a Calgary-based petroleum engineering and geological consulting firm.  Prior to his appointment as Chairman, Mr. Seth was the President and Managing Director of McDaniel since 1989.  Mr. Seth holds a B.A. Sc. Mechanical Engineering from the University of British Columbia.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	10/10	(100%)
Corporate Governance & Nominating Committee	2/2	(100%)
Reserves Committee (Chairman)	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Connacher Oil and Gas Limited (TSX)	Reserves Committee (Chairman), Governance & Compensation Committee and Health, Safety & Environment Committee
Corridor Resources Inc. (TSX)	Reserves Committee (Chairman)
Open Range Energy Corp. (TSX)	Reserves Committee and Audit Committee
Redcliffe Exploration Inc. (TSX Venture Exchange)	Reserves Committee (Chairman) and Governance and Compensation Committee
Reliable Energy Ltd. (TSX Venture Exchange)	Reserves Committee and Compensation and Governance Committee

DONALD T. WEST B.Sc. Calgary, Alberta, Canada Age: 72 Director since April 2003 Independent Director Trust Units Owned: 9,051

Mr. West is a businessman who has 40 years of experience in the Canadian and international oil and gas industry.  He began his career as a Geophysicist with Mobil Oil Canada in 1960 before becoming Chief Geophysicist at each of Great Plains Development in 1973 and Pacific Petroleum in 1975.  Mr. West commenced employment with Total Petroleum N.A. in 1979 where he held various positions of increasing responsibility including Vice President Exploration and Senior Vice President.  He ultimately held the position of President and Chief Executive Officer of Total Petroleum Canada Ltd. and its successor Rigel Energy Corporation until his retirement in 1999.  Mr. West is a member of the Canadian Society of Exploration Geophysicists and the Society of Exploration Geophysicists and, in addition to being a director of the public companies listed below, is a director of Connaught Energy Limited (a private oil and gas company).  Mr. West holds a Bachelor of Science degree in Geology and Physics from the University of British Columbia.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	10/10	(100%)
Reserves Committee	3/3	(100%)
Health, Safety, Regulatory & Environment Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Pulse Data Inc. (TSX)	Compensation Committee (Chairman), Corporate Governance Committee and Environmental, Health & Safety Committee (Chairman)

HARRY B. WHEELER B.Sc. (Geology) Calgary, Alberta, Canada Age: 72 Director since January 2001 Independent Director Trust Units Owned: 288,861

Mr. Wheeler has been the President of Colchester Investments Ltd., a private investment firm, since 2000.  From 1962 to 1966, Mr. Wheeler worked with Mobil Oil in Canada and Libya and from 1967 to 1972 was employed by International Resources Ltd., in London, England and Denver, Colorado.  He was a Director of Quintette Coal Ltd., Vice President of Amalgamated Bonanza Petroleum Ltd. and operator of his private company before founding Cabre Exploration Ltd. (“Cabre”), a public oil and gas company, in 1980.  Mr. Wheeler was Chairman of Cabre until it was acquired by EnerMark Income Fund (a predecessor of Enerplus) in December 2000.  Mr. Wheeler is currently a director of Magellan Resources Ltd., a private oil and gas company.  Mr. Wheeler graduated from the University of British Columbia in 1962 with a degree in Geology.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	10/10	(100%)
Audit & Risk Management Committee	4/4	(100%)
Hedging Sub-Committee	2/2	(100%)
Reserves Committee	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

CLAYTON H. WOITAS B.Sc. (Civil Engineering) Calgary, Alberta, Canada Age: 61 Director since March 2008 Independent Director Trust Units Owned: 1,741,087

Mr. Woitas has been the President of Range Royalty Management Ltd. (a private energy company focused on acquiring royalty interests in western Canadian oil and gas production) since June 2006.  Prior thereto, Mr. Woitas was founder, Chairman and President and Chief Executive Officer of privately held Profico Energy Management Ltd. (a company focused on natural gas exploration and production in western Canada) from January 2000 to June 2006, until its acquisition by Focus Energy Trust (“Focus”) in June 2006.  Mr. Woitas served as a director of Focus from June 2006 until its acquisition by Enerplus in February 2008.  Mr. Woitas received his civil engineering degree from the University of Alberta.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	9/10	(90%)
Health, Safety, Regulatory & Environment Committee	2/2	(100%)
Reserves Committee	3/3	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

EnCana Corporation (TSX, NYSE)	Reserves Committee and Corporate Responsibility, Environment, Health and Safety Committee
NuVista Energy Ltd. (TSX)	Audit Committee, Reserves Committee and Governance and Nominating Committee

ROBERT L. ZORICH(4) B.A., M.A. (Distinction) Houston, Texas, U.S.A. Age: 60 Director since January 2001 Independent Director Trust Units Owned: 20,471

Mr. Zorich is a co-founder and has been the Managing Director of EnCap Investments L.P. (“EnCap”), a private firm which is a provider of private equity financing to the oil and gas industry, since 1988.  Prior to the formation of EnCap in 1988, Mr. Zorich was a Senior Vice President in charge of the Houston office of Trust Company of the West, a large, privately-held pension fund manager.  Prior to joining Trust Company of the West in September 1986, Mr. Zorich co-founded MAZE Exploration, Inc., serving as its Co-Chief Executive Officer.  During the first seven years of his career, Mr. Zorich was employed by Republic Bank Dallas as a Vice President and Division Manager in the Energy Department.  Mr. Zorich received his B.A. in Economics from the University of California at Santa Barbara in 1971.  He also received a Masters Degree in International Management (with distinction) in 1974 from the American Graduate School of International Management in Phoenix, Arizona.

Board and Committee Participation	Meetings Attended During 2009

Board of Directors	10/10	(100%)
Corporate Governance & Nomination Committee (Chairman)	2/2	(100%)
Compensation & Human Resources Committee	3/4	(75%)
Hedging Sub-Committee	2/2	(100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Nil	Nil

Notes:

(1)

From 1991 to 2000, Mr. Martin was director of Coho Energy, Inc. (“Coho”), an oil and natural gas corporation that was listed on the TSX and NASDAQ.  In 1999, Coho filed for protection under United States federal bankruptcy law, from which it was released in April, 2000.  The directors of Coho were not held responsible for any actions.  Mr. Martin resigned as a director of Coho in April of 2000.

(2)

As Chairman of the Board of Directors, Mr. Martin is not a member of any Board committee.  However, he may attend and participate in any Board committee meeting in an ex officio capacity.  Mr. Martin is not compensated for attendance at Board committee meetings.

(3)	Mr. O’Brien was a director of Air Canada in April 2003 when Air Canada filed for protection under the CCAA. Mr. O’Brien resigned as a director from Air Canada in November 2003.

(4)

In late 1997, Mr. Zorich was appointed to the board of directors of Benz Energy Inc. (“Benz”), a Vancouver Stock Exchange (later the Canadian Venture Exchange and now the TSX Venture Exchange) listed company at the time, as a representative of Mr. Zorich’s employer, EnCap Investments L.P., which had provided certain financing to Benz.  On November 8, 2000, Benz, together with its wholly-owned subsidiary, Texstar Petroleum Inc., jointly filed a petition for protection under United States federal bankruptcy law, and on January 19, 2001, the shares of Benz were made subject to a cease trade order by the Alberta Securities Commission and suspended from trading on the Canadian Venture Exchange Inc. for failing to file required financial information.

3.             Appointment of Auditors

At the Meeting, Unitholders will be asked to appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants (“Deloitte & Touche”), as auditors of the Fund until the next annual general meeting of Unitholders at a remuneration to be fixed by the directors of EnerMark upon the recommendation of EnerMark’s Audit & Risk Management Committee.  Deloitte & Touche are currently the auditors of the Fund and were first appointed auditors of the Fund effective July 3, 2002.

The appointment of the auditors will be effected by an ordinary resolution requiring the approval of more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.  It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies in favour of the appointment of Deloitte & Touche as auditors of the Fund.

The fees paid by Enerplus to Deloitte & Touche for professional services rendered in the Fund’s last two fiscal years are as follows:

	2009	2008
	(in $ thousands)
Audit fees(1)	$790.2	$772.5
Audit-related fees(2)	—	—
Tax fees(3)	367.3	106.3
All other fees(4)	—	—
	$1,157.5	$878.8

Notes:

(1)

Audit fees were for professional services rendered by Deloitte & Touche for the audit of the Fund’s annual financial statements and reviews of the Fund’s quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Fund’s financial statements and not reported under “Audit fees” above.

(3)	Tax fees were for tax compliance, tax advice and tax planning. The fees were for services performed by the Fund’s auditors’ tax division except those tax services related to the audit.

(4)	All other fees are fees for products and services provided by the Fund’s auditors other than those described as “Audit fees”, “Audit-related fees” and “Tax fees”.

Certain information regarding the Fund’s Audit & Risk Management Committee is contained in this Information Circular under the heading “Statement of Corporate Governance Practices - Audit & Risk Management Committee”.  Additionally, certain information regarding the Fund’s Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110, Audit Committees of the Canadian Securities Administrators is contained in the Fund’s Annual Information Form for the year ended December 31, 2009 dated March 12, 2010, an electronic copy of which is available on the internet on the Fund’s SEDAR profile at www.sedar.com, in the Fund’s annual report on Form 40-F filed on EDGAR at www.sec.gov, and on the Fund’s website at www.enerplus.com.

DIRECTOR COMPENSATION AND UNIT OWNERSHIP

Overview

The Board, through the Corporate Governance & Nominating Committee, and considering information from external consultants, is responsible for developing and implementing the directors’ compensation plan. The main objectives of the directors’ compensation plan are to:

•                                        attract and retain the services of highly qualified individuals;

•                                        compensate the directors in a manner that is competitive with other comparable public issuers and commensurate with the risks and responsibilities assumed in Board and Board committee membership; and

•                                        align the interests of the directors with the Unitholders.

Unlike compensation for Enerplus’ executive officers, the directors’ compensation plan is not designed to pay for performance; rather, directors receive retainers for their services in order to help ensure unbiased decision-making. Trust Unit ownership, required through ownership guidelines, serves to align the directors’ interests with the Unitholders.  The Corporate Governance & Nominating Committee annually reviews director compensation relative to a comparator group, for purposes of benchmarking, and targets the median of the comparator group, based on total compensation, to set compensation policy for the directors.

Consistent with the philosophy described above, the non-executive directors of EnerMark do not receive grants of Incentive Rights under the Fund’s Trust Unit Rights Incentive Plan (the “TURIP”), as described under “Executive Compensation - Incentive Plan Awards - Trust Unit Rights Incentive Plan”, or grants under any other equity incentive plans adopted by Enerplus.  No directors currently hold any Incentive Rights, and Enerplus’ TURIP was amended at the 2008 annual general and special meeting of Unitholders to provide that non-management directors of EnerMark are not eligible to receive grants of Incentive Rights under the TURIP.

Based on advice received from Mercer (Canada) Limited (“Mercer”) in 2008 and the recommendation of the Corporate Governance & Nominating Committee, the Board of Directors determined that, effective January 1, 2009, the members of the Board of Directors would no longer receive a fixed number of Trust Units as part of their annual compensation as in prior years.  Rather, at the beginning of every year, each eligible director will receive Trust Units purchased by Enerplus on the TSX and paid to the director equal in value to $80,000 ($100,000 for the Chairman of the Board).  These Trust Units are in addition to the cash retainer which a director annually receives and which is described below.  Directors, at their option, may request such Trust Units to be paid net of income tax.  See “ – Incentive Plan Awards” below.

Gordon J. Kerr, a director and the President & Chief Executive Officer of EnerMark, does not receive any retainers, fees, Trust Unit payments or other compensation in his capacity as a director of EnerMark.  Accordingly, the disclosure set forth below does not refer to any compensation paid to Mr. Kerr in his capacity as a director of EnerMark and only refers to the other, non-management directors of EnerMark.  For information on Mr. Kerr’s compensation in 2009 in his capacity as President & Chief Executive Officer of EnerMark, as well as Mr. Kerr’s equity holdings in Enerplus, see “Executive Compensation”.

Fees and Retainers

In 2009, each of the directors of EnerMark was paid an annual cash retainer of $35,000, except that the Chairman of the Board of Directors received a $120,000 annual cash retainer.  Those directors acting as Chairman of a committee received an additional annual retainer of $10,000, except for the Chairman of the Audit & Risk Management Committee who received an annual retainer of $20,000.  Additionally, the Chairman and each member of the Hedging Sub-Committee (a sub-committee of the Audit & Risk Management Committee which has since been dissolved) received an annual retainer of $15,000 and $10,000, respectively.  The directors also received $1,500 for each meeting of the Board of Directors or any Board committee or sub-committee which they attended, except for the Chairman of the Board of Directors who only received such meeting fees for Board of Director meetings attended.  Directors were also reimbursed for travel expenses related to their attendance at meetings.  In 2009, Enerplus paid a total of $495,000 to the directors for their annual retainers and a total of $226,500 to the directors for their attendance at meetings.

Incentive Plan Awards

In order to facilitate the Trust Unit ownership requirement described below under “ – Trust Unit Ownership” and to further align the directors’ interests with those of the Unitholders, Enerplus has implemented a Director Unit Plan whereby, on an annual basis, Enerplus purchases Trust Units on the TSX for payment to eligible directors as part of their overall annual compensation.  Under the plan, each director is to receive $80,000 of Trust Units, except that the Chairman is to receive $100,000 of Trust Units.  However, due to certain restrictions under U.S. securities laws, Mr. Robert L. Zorich, who is a U.S. resident, cannot be paid in Trust Units and receives a cash payment in lieu of Trust Units.  Accordingly, on January 6, 2009, each of the eligible directors received 2,935 Trust Units of the Fund which were purchased at an average market price of $27.25 per Trust Unit, except that the Chairman received 3,669 Trust Units and Mr. Zorich received a cash payment of $80,000.  In some cases, the director elected to receive a lower number of Trust Units, reflecting the net amount paid after withholding tax.  All Trust Units granted to directors are purchased by Enerplus on the TSX and are not issued from treasury, and such Trust Units are not subject to any transfer or resale restrictions imposed on the directors.  For 2009, these Trust Unit payments were considered to be Trust Unit-based awards under an equity incentive plan which awards vested and were paid immediately as described in the table below under “ – Summary Compensation Table and Vested Incentive Plan Awards”.  Accordingly no such awards were outstanding as at December 31, 2009.

Summary Compensation Table and Vested Incentive Plan Awards

The following table summarizes the aggregate compensation provided to each of the directors of EnerMark in respect of 2009.  The following table also sets forth value of the awards that vested or were earned in respect of 2009 for each director under Enerplus’ Director Unit Plan.  No director was awarded any other compensation in respect of 2009.

Summary Compensation Table

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Fees earned(1) ($)	Trust Unit-Based Awards(2) (Value awarded, and vested or earned, during the year) ($)	Total ($)
Edwin V. Dodge	69,000	80,000	149,000
Robert B. Hodgins	79,000	80,000	159,000
Douglas R. Martin	133,500	100,000	233,500
David P. O’Brien	50,000	80,000	130,000
Glen D. Roane	75,000	80,000	155,000
W.C. (Mike) Seth	67,500	80,000	147,500
Donald T. West	57,500	80,000	137,500
Harry B. Wheeler	63,500	80,000	143,500
Clayton H. Woitas	56,000	80,000	136,000
Robert L. Zorich	70,500	80,000(3)	150,500

Notes:

(1)	Includes Board, Committee and Sub-Committee annual retainers (including Chairman retainers) and meeting attendance fees. See “ – Fees and Retainers” above.

(2)	Represents the value of Trust Units purchased for directors by Enerplus in 2009 pursuant to Enerplus’ Director Unit Plan. See “ – Incentive Plan Awards” above.

(3)	Mr. Zorich received a cash payment of $80,000 in lieu of Trust Units as certain restrictions under U.S. securities laws do not allow the payment of Trust Units to Mr. Zorich.

Trust Unit Ownership

In order to further align the directors’ interests with those of Unitholders, directors were previously required to have personal holdings of at least 5,000 Trust Units within four years of their election to the Board.  However, effective February 25, 2010, the Board adopted a recommendation of the Corporate Governance & Nominating Committee to increase a director’s required equity holding to three times their annual retainer.  This change in ownership requirement is required to be met within five years of the effective date of this change or the date of a director’s election to the Board, whichever is later.  Mr. Gordon J. Kerr, a director who is also the President & Chief Executive Officer of EnerMark, is required to maintain three times his annual salary in Trust Units.  Currently, all members of the Board of Directors are in compliance with the applicable ownership requirements. The following table sets forth the number and value of Trust Units beneficially owned by each of the ten independent directors as at February 26, 2010.  For information regarding Mr. Kerr’s equity ownership, see “Executive Compensation - Estimated Value of Aggregate Equity Holdings of Named Executive Officers”.

Trust Unit Ownership and Value of Trust Units Owned

Name	Number of Trust Units Owned (1) (#)	Value of Trust Units Owned (2) ($)
Edwin V. Dodge	12,770	428,376
Robert B. Hodgins	7,645	216,370
Douglas R. Martin	7,849	247,809
David P. O’Brien	47,364	2,036,188
Glen D. Roane	19,679	464,031
W.C. (Mike) Seth	11,770	429,413
Donald T. West	9,051	275,693
Harry B. Wheeler	288,861	9,273,614
Clayton H. Woitas	1,741,087	74,849,334
Robert L. Zorich	20,471	765,684

Notes:

(1)

For Messrs. O’Brien and Woitas, includes the number of Trust Units equivalent to the their holdings of EELP Exchangeable LP Units, based on the exchange ratio of 0.425 of a Trust Unit for each EELP Exchangeable LP Unit.

(2)	Based on the closing price of the Trust Units on the TSX of $23.58 per unit on February 26, 2010 or their book value, whichever is higher.

EXECUTIVE COMPENSATION

Overview

The Compensation & Human Resources Committee (the “Committee”), consisting of Messrs. Roane (as Chairman), Dodge and Zorich, is responsible for, among other things, assisting the Board in fulfilling its duties regarding employee and executive compensation matters. The Committee recommends the form and ensures the adequacy of executive compensation arrangements, having regard for the associated risks and responsibilities. For additional information on the mandate and responsibilities of the Committee, see “Statement of Corporate Governance Practices – Committees of the Board – Compensation & Human Resources Committee”.

The President & Chief Executive Officer (the “CEO”) of Enerplus presents recommendations and rationale to the Committee regarding salary adjustments, short-term and long-term incentive grants for the executive officers (other than the CEO) and seeks approval for aggregated amounts for these compensation elements for other employees. The CEO may also recommend to the Board changes to compensation programs from time to time. The Committee discusses these recommendations with the CEO and, in an in-camera session, decides on the compensation amounts to be recommended to the Board of Directors for approval.

The Compensation Discussion and Analysis below presents the compensation philosophy, program design, and the Board’s compensation decisions for Enerplus’ executive officers, including the following executive officers of EnerMark in 2009 (the “Named Executive Officers”) in respect of whom compensation information is provided in this Information Circular:

•                                        Gordon J. Kerr:  President & Chief Executive Officer;

•                                        Garry A. Tanner:  Executive Vice President & Chief Operating Officer;

•                                        Robert J. Waters:  Senior Vice President & Chief Financial Officer;

•                                        Ian C. Dundas:  Senior Vice President, Business Development; and

•                                        Dana W. Johnson:  President, U.S. Operations.

The Named Executive Officers consist of the President & Chief Executive Officer, the Senior Vice President & Chief Financial Officer and the three other most highly compensated executive officers of EnerMark in 2009. Garry A. Tanner ceased being an employee of Enerplus as of February 26, 2010, and Ian C. Dundas was appointed Executive Vice President at that time.  For 2009, the after-tax total cost of compensation to the Named Executive Officers as compared to the Fund’s net income for the year was 7.32%.

In 2009, the Committee retained Mercer, an external consulting company, to provide advice regarding the compensation of Enerplus’ directors and officers.  Enerplus also participates in and utilizes Mercer’s Total Compensation Survey for the industry, which provides for a comparative compensation tool for the remaining employee positions in the company, and Mercer also provides miscellaneous consulting services to Enerplus as required.  Mercer was paid an aggregate of $112,572 by Enerplus in respect of director and officer compensation advice provided to Enerplus in 2009.  Mercer was also paid $40,567 during the year in respect of general advice on other compensation matters.

Glossary of Terms

In the “Executive Compensation” section of this Information Circular, in addition to capitalized terms defined elsewhere in this Information Circular, the following terms have the meanings set forth below:

“boe” means barrels of oil equivalent, with six thousand cubic feet (“6 mcf”) of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent, and “MMboe” means millions of barrels of oil equivalent.  A boe conversion ratio of 6 mcf: 1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead;

“EPIP” means Enerplus’ Employee Performance Incentive Plan dated effective March 1, 2005 (as amended and restated effective February 1, 2006);

“EPIP Units” means notional trust units granted under the EPIP;

“Executive FVU Plan” means Enerplus’ Executive Full Value Unit Plan dated effective April 23, 2003 (as amended and restated effective February 1, 2006);

“Executive PTU Plan” means Enerplus’ Executive Performance Trust Unit Plan dated effective March 1, 2007 (as amended effective August 6, 2008);

“Executive RTU Plan” means Enerplus’ 2009 Executive Restricted Trust Unit Plan dated effective January 1, 2009;

“Incentive Rights” means rights to acquire Trust Units granted under the TURIP;

“PTUs” means notional performance trust units granted pursuant to the Executive PTU Plan;

“RTUs” means notional restricted trust units granted pursuant to the Executive RTU Plan or the 2005 RTU Plan, as applicable;

“Savings Plan” means Enerplus’ employee savings plan;

“Tcfe” means trillion cubic feet of gas equivalent.  Enerplus has adopted the standard of one barrel of oil to six thousand cubic feet of gas (1 bbl: 6 Mcf) when converting oil to Tcfes.  Tcfes may be misleading, particularly if used in isolation.  The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead;

“TUR” means total unitholder return, calculated as the Trust Unit appreciation (or depreciation) received by Unitholders over the relevant period plus cash distributions, divided by the Trust Unit price at the beginning of the relevant period;

“TURIP” means Enerplus’ Trust Unit Rights Incentive Plan dated effective June 21, 2001 (as amended and restated effective May 9, 2008); and

“2005 RTU Plan” means Enerplus’ 2005 Executive Restricted Trust Unit Plan dated effective October 21, 2005.

For information regarding the estimate of contingent resources in this Information Circular, see the Fund’s Annual Information Form for the year ended December 31, 2009 which is dated March 12, 2010 and which is available on the Fund’s SEDAR profile at www.sedar.com and which forms part of the Fund’s Form 40-F which is available on EDGAR at www.sec.gov.

Compensation Discussion and Analysis

Enerplus is in the midst of a significant strategic transformation.  Historically, Enerplus was focused on being an income-oriented energy trust and concentrated its growth on acquisitions and development of long life, low risk, mature assets.  Going forward, Enerplus is altering its direction to a model which focuses on both growth and income.  To accomplish this, Enerplus has begun to execute on a business plan involving capturing and developing resources earlier in the life cycle of resource plays.  Practically, the effect of this change in focus requires not only different assets of the Fund but also different skill sets to navigate the transition over the next few years.  As such, the Fund’s compensation structure and staffing decisions have been and will continue to be impacted.

Compensation Philosophy

Enerplus’ executive compensation philosophy is designed to align the short-term and longer-term actions and decisions of executives with its goal of maximizing value for its Unitholders.  Enerplus believes that in order to achieve this end, its executive compensation must:

•                                        be effective in attracting and retaining highly qualified executive talent;

•                                        motivate executives by providing incentives and rewarding executives for implementing Enerplus’ business strategy and increasing value for Unitholders; and

•                                        be competitive with industry peers.

Enerplus’ compensation philosophy balances short-term performance with long-term Unitholder value creation.  The short-term incentive program predominantly rewards execution of the annual business plan based on several factors.  These factors include a number of key operational metrics, TUR compared to an industry peer group and execution of Enerplus’ strategic initiatives.

Enerplus’ long-term incentive plans are designed to both incent executives to grow TUR over time and to retain executives.  With respect to 2009 compensation, the long-term incentive plans were designed to accomplish this through grants made to executives under Enerplus’ TURIP, which is similar to a stock option plan, and Enerplus’ Executive RTU Plan.  These plans are explained in detail in the section below entitled “ - Incentive Plan Awards”.

In combination, these programs are designed to motivate, retain and reward executives based on performance and execution of the annual business plan and the execution of long-term strategies that deliver Unitholder value creation over time.

Compensation and Market Position

For purposes of 2009 compensation decisions, the Committee considered comparative compensation data provided by Mercer for a select group of comparator companies (the “Total Compensation Comparator Group”), which was selected based on the following criteria:

•                                        the entities are industry peers, and include both income trusts and corporations;

•                                        the oil and natural gas production volumes, which Enerplus believes are the best single measure of company size, are reasonably comparable to Enerplus; and

•                                        the peer companies regularly compete with Enerplus for industry talent.

The Total Compensation Comparator Group for 2009 was determined by taking into consideration a number of criteria, including market capitalization, production volumes, annual revenue and number of employees.  As such, the group is made up of the following entities:

2009 Total Compensation Comparator Group (1)

Advantage Oil and Gas Ltd.
Apache Canada Ltd.
ARC Energy Trust
Baytex Energy Trust
Bonavista Energy Trust
BP Canada Energy Company
Chevron Canada Resources
Compton Petroleum Corporation
ConocoPhillips Canada

Crescent Point Energy Corp.

Devon Canada Corporation

EOG Resources Canada Inc.
ExxonMobil Canada
Harvest Energy Trust

Hunt Oil Company of Canada
Murphy Oil Company Ltd.
NAL Resources Management Ltd.
Pengrowth Energy Trust
Penn West Energy Trust
Provident Energy Trust

TAQA North Ltd.

Vermillion Energy Trust

Note:

(1)          The Total Compensation Comparator Group was extracted from a consultant’s survey conducted in 2008.

Enerplus believes that these companies represent good comparators of the “market” in which Enerplus competes for executive talent and for which competitive information was available at the time the 2009 compensation decisions were made. Enerplus consistently ranks in between the 50th and 75th percentile (or sometimes greater) of various size metrics of the comparator group of companies. The Committee regularly reviews the comparator group and market data to ensure compensation competitiveness.

Target compensation levels for executive positions are based on competitive total compensation (salary, short-term and long-term incentives) data.  Enerplus’ target pay positioning is 75th percentile pay for 75th percentile corporate and individual performance.  The Committee uses that data as a frame of reference and applies judgment in exercising compensation decisions given other considerations such as retention, succession plans, scarcity of specific skills or talent and other trends in the industry.  In addition, individual executive compensation will vary from the competitive reference points based on individual performance. Short-term incentive awards and long-term incentive grants are differentiated based on a pay for performance culture tied to both corporate and individual performance goals.  In 2009, Enerplus further differentiated its bonus structure by aligning payouts to executives based on position and impact on corporate performance.  This change is described in more detail below.

Compensation Elements and Compensation Decisions

The executive compensation package provides a balanced set of elements designed to deliver the objectives of the compensation philosophy.  The fixed elements - salary, perquisites and the Savings Plan - provide a competitive base of secure compensation necessary to attract and retain executive talent.  The variable elements - short-term and long-term incentives - are designed to balance short-term gains with the long-term growth of Enerplus and motivate executives to achieve superior performance on both measures.  The long-term incentive plan also aligns the interests of executives with Unitholders’ interests and assists in retaining executive talent.  The combination of the fixed elements of the executive pay package and the variable incentive opportunities delivers executives a competitive total compensation package.

Base Salary

Base salary provides a competitive salary to attract and retain capable individuals. Salaries approximate the targeted market position for the executive’s responsibility and reflect the individual performance of the executive. Base salaries for the Named Executive Officers as of December 31, 2009 and December 31, 2008 are presented in the following table.

Named Executive Officer	2009 Base Salary	2008 Base Salary	% Change from 2008 to 2009

Gordon J. Kerr	$525,000	$525,000	0%

Garry A. Tanner	$420,000	$420,000	0%

Robert J. Waters	$335,000	$335,000	0%

Ian C. Dundas	$350,000	$335,000	4.5%

Dana W. Johnson(1)	US$300,000	US$300,000	0%

Note:

(1)          Mr. Johnson is a U.S. employee paid in U.S. dollars who commenced employment May 5, 2008.  The amounts presented are in U.S. dollars.  Compensation paid to Mr. Johnson, based on the exchange rate in effect on December 31 of the applicable year (being US$1.00 = CDN$1.0466 for 2009 and US$1.00 = CDN$1.2246 for 2008), is CDN$313,980 for 2009 and CDN$367,380 for 2008, respectively.

In February 2009, the Board approved salary levels effective March 1, 2009 for the executive team based on the competitive review. Given the economic conditions and competitiveness of the current salaries, the only Named Executive Officer to receive an increase was Ian C. Dundas.

Short-Term Incentives

The short-term incentive plan is designed to:

•                                        engage employees in understanding and delivering on the annual business plan;

•                                        focus employees on company and appropriate individual goals based on their level in the organization and the scope of their role;

•                                        attract and retain key employees; and

•                                        tie competitive incentive opportunities to the achievement of the annual business objectives.

Short-term incentive target opportunities, expressed as a percentage of salary, have been established for all executive positions.  These targets were established with reference to the incentive compensation practices of the comparator group.  In 2009, Enerplus re-aligned the short-term bonus structure for all of its employees in order to better align corporate and individual performance according to position.  Two significant changes were made:

•                                          the formula for short-term incentive bonus was changed to an additive formula whereby corporate performance and individual performance are rated separately; and

•                                          a short-term incentive bonus award is calculated in a manner that more accurately reflects the impact and influence a certain job position is expected to have on overall corporate performance.  As such, the CEO short-term incentive bonus is based on a 70/30 corporate performance/individual performance split.  Similarly, a senior executive’s (which included the Executive Vice President and the two Senior Vice Presidents) bonus is based on a 60/40 split, all other executives have a 50/50 split, managers have a 40/60 split, and staff a 30/70 split, respectively.

Short-Term Incentive =                  (Base Salary  X  Short-Term Target Incentive X  Corporate Performance Rating X  [0.7 for CEO, or 0.6 for Senior VPs, or 0.5 for Vice Presidents])  + (Base Salary X Short-Term Target Incentive X  Individual Performance Rating X [0.3 for CEO, or 0.4 for Senior VPs, or 0.5 for Vice Presidents])

The Named Executive Officers have short-term target incentives of 60% of base salary for Gordon J. Kerr, 50% for each of Garry A. Tanner, Robert J. Waters and Ian C. Dundas, and 40% for Dana W. Johnson.  Each of the “Corporate Performance Rating” and the “Individual Performance Rating” generally range from zero to 2.0, subject to the exercise of the Board’s discretion.

(a)  Corporate Performance Rating

The Corporate Performance Rating is determined by the Board with the assistance of the Committee.  The Committee reviews the performance of the Fund over the course of the year with both an internal focus and relative to a select number of comparator companies, consisting of ARC Energy Trust, Baytex Energy Trust, Bonavista Energy Trust, Crescent Point Energy Corp., Pengrowth Energy Trust, Penn West Energy Trust and Peyto Energy Trust (the “Corporate Performance Comparator Group”).  There are three primary factors the Committee considers when assessing performance:

•                                        the achievement of progress on the Fund’s strategic initiatives;

•                                        the Fund’s operational metrics compared to internal goals and relative to the Corporate Performance Comparator Group; and

•                                        the Fund’s TUR as compared to the TUR of the Corporate Performance Comparator Group.

(i)  Strategic Initiatives

The Board of Directors believes that management was very successful during 2009 in achieving a number of key strategic initiatives.  The Board believes that, by executing on these initiatives, Enerplus is better positioned for success in a low commodity price environment and for future growth.  There were seven major accomplishments during the year:

•             the purchase of a meaningful land position in the Marcellus shale gas play, predominantly in the state of Pennsylvania, independently assessed to contain a best estimate of 2.1 Tcfe of contingent natural gas resources;

•                                        advancement of the Fund’s strategic positioning by further asset acquisitions in the Bakken play in Saskatchewan and North Dakota and the Deep Basin fairways in Alberta and British Columbia;

•                                        commencement of the divestment program with the sale of non-strategic assets in Saskatchewan and advanced on the Fund’s planned divestiture of additional non-core properties;

•                                        significantly upgraded leadership and technical staff to support growth strategies and enhancement of existing assets;

•                                        maintaining significant financial strength to support growth objectives through early action on distribution reductions and capital spending plans and limited equity issued to support the Marcellus acquisition;

•             completion of a thorough review of health, safety, regulatory and environment practices and processes and commenced implementation of outcomes for improvement; and

•                                        review of policies and procedures to improve general and administrative (“G&A”) and operating expenditures on a sustainable basis and successfully implemented improvements.

The Board believes these accomplishments are significant in their impact on both the present and future business of Enerplus.

(ii)  Operational Metrics

The Board, together with the Committee, establishes goals for various operational metrics on an annual basis, and the Committee reviews the performance of Enerplus vis-à-vis these goals as part of the overall performance evaluation in determining the Corporate Performance Rating.  Each of the operational metrics used are further calibrated in a series of ranges, depending on expectations of the Board, and such ranges are categorized as “below expectations”, “met expectations” and “exceeded expectations”. Enerplus’ corporate results are then further examined in light of multi-year patterns and industry trends.  The Committee may then consider these factors plus other material and significant circumstances, such as the economic environment and labour supply/demand conditions, and may also exercise its discretion, to modify the Corporate Performance Rating up or down to appropriately recognize performance.  The following table and rating discussion outlines the primary 2009 operational metrics which the Board used to determine 2009 corporate performance relative to predetermined targets for such metrics:

2009 Primary Operational Metrics Scorecard

Metric	2009 Budget	2009 Result	Assessment of Expectation

Annual average daily production (boe/d)	91,700	91,600	Met

Operating expenses per boe ($/boe)	$10.67	$9.79	Exceeded

G&A expenses per boe ($/boe)	$2.46	$2.64	Below

Capital efficiency ($ thousands per boe/d)(1)	$26	$26	Met

Finding and development costs ($/boe)	$20.40	Negative/Incalculable	Below

Net contingent resources addition (MMboe)	30	446	Exceeded

Note:

(1)   Capital efficiency is defined as development capital divided by the initial month average production rate.

(1)          Internal Metrics Relative to Budget

•                  Primary Metrics:  operating expenses per boe and net contingent resource potential.

Rating:  Exceeded expectations. Enerplus achieved significant operating and G&A expense reductions, and capturing significant resources in the Marcellus and Bakken plays were also seen as exceptional.

•                  Primary Metrics:  performance on annual average daily production and capital efficiency.

Rating:  Met expectations.

•               Primary Metrics:  finding and development costs and G&A expenses per boe (before one-time items).

•               Secondary Metrics:  finding, development and acquisition costs, exit production rate, recycle ratios and net reserve additions

Rating: Below expectations, due principally to negative reserves revisions and lower than expected year-end exit production performance, all as more detailed in Enerplus’ annual results press release dated February 25, 2010 and Annual Information Form dated March 12, 2010 for the year ended December 31, 2009.

(2)                             External Metrics Relative to the Corporate Performance Comparator Group (based upon the third quarter results of the Corporate Performance Comparator Group as year-end results were not yet available)

Enerplus’ performance on the following metrics was measured relative to the Corporate Performance Comparator Group:

•      operating expenses and reserve life index.

Rating:  Exceeded expectations (ranking third out of a peer group of eight)

•      netback, G&A expenses, production and reserves per Trust Unit.

Rating:  Met expectations (ranking fifth out of a peer group of eight)

•      reserves, finding, development and acquisition costs and recycle ratio.

Rating:  Below expectations and ranked at the bottom of the peer group due principally to negative reserves revisions.

(iii)  Relative Total Unit Return

One of the factors that the Board looks to in assessing yearly corporate performance is the Fund’s TUR relative to the Corporate Performance Comparator Group.  As noted above, TUR for each member of the peer group is calculated by adding the difference between the value of the entity’s trust units (or other equity securities) at the beginning of the period versus the end of the period to the distributions or dividends paid on the trust units or other securities during the period.  The Fund’s goal for TUR on an annual basis is to achieve a return in the 75th percentile relative to its peers.  For the year ended December 31, 2009, Enerplus’ TUR was 14.6%.  When compared to its peer group for the period, Enerplus ranked seventh out of the eight member peer group, which was below expectations.  One of the significant factors that may have led to this return result was the fact that natural gas weighted trusts generally underperformed their oil weighted peers in 2009 as a result of commodity price differences through the year, and Enerplus has the second highest natural gas weighting in this peer group.

(iv)  Determination of 2009 Corporate Performance Rating

The Corporate Performance Rating scale includes possible ratings between zero and 2.0.  The Fund’s target performance rating is 1.0 and is reflective of fully meeting the Board’s performance expectations, which are agreed to by management.  The Board has full discretion over the Corporate Performance Rating assessment process.  In addition to taking into account all three of the above performance categories, the Board will take into account certain subjective factors that it believes are material or appropriate in the circumstances.  For the year 2009, the Board determined that a Corporate Performance Rating of 0.8 was appropriate.  A Corporate Performance Rating of 0.8 is defined as performance which is below expectations but which the Board believes is directionally positive.  The Corporate Performance Rating for 2008 was 0.7 and for 2007 was 0.8.

(b)  Individual Performance Rating

A portion of an executive’s short-term incentive award is based on an assessment of the executive’s performance relative to that executive’s individual goals and objectives.  An executive’s individual goals are annually created by the executive and generally reflect the executive’s role in the achievement of the overall strategic and operational goals of the organization, as determined by management and the directors at an annual strategic meeting. Following year-end, the Committee receives and considers for approval the recommendations of the CEO with regard to his performance assessment of the executive team (other than the CEO).  In addition to reviewing these recommendations, the Committee also receives a report from the Corporate Governance & Nominating Committee of the Board of Directors with regard to the performance assessment of the CEO.  The Committee makes a recommendation to the Board of Directors as to the appropriate performance assessment of the entire executive group, including the Named Executive Officers.  For 2009, the Board of Directors determined that, with the exception of certain operational goals that were only partially met, the Named Executive Officers met or exceeded their individual goals and objectives for the year.  Executive performance is assessed against the same individual performance rating scale as non-executives.

Performance Level	Individual Performance Rating	Description

Exceptional	2.0	Greatly exceeds all expectations

Exceeds All	1.5	Exceeds all expectations

Exceeds Some	1.25	Exceeds some expectations

Meets	1.0	Meets expectations.

Partially Meets	0.75	Partially meets expectations

Needs Improvement	0.5	Consistently falls below expectations and has no access to the corporate bonus pool

Below Expectations	0	Falls below minimum expectations. No personal bonus received and no access to the corporate bonus pool.

In 2009, on average, the Named Executive Officers received a similar bonus rating as they received in 2008.

Long-Term Incentives

Long-term incentives at Enerplus are designed specifically to accomplish four main objectives:

•              align elements of employee compensation with longer-term value creation for Unitholders;

•              provide a competitive, performance-based component of compensation;

•              recognize employees’ longer-term contribution to Enerplus; and

•              facilitate the attraction and retention and engagement of key employees.

Two long-term incentive programs were utilized to achieve this purpose for 2009 compensation purposes — the TURIP and the Executive RTU Plan.  The TURIP is essentially a stock option plan whereby the executive is granted Incentive Rights to purchase Trust Units at a specific exercise price.  The exercise price may decline if certain distribution levels are attained, thereby potentially increasing the benefit to the executive.  The Executive RTU Plan is a notional unit plan whereby the executive is granted notional units at a market price as at the date of grant.  Each RTU represents a right to potentially receive a cash payment on each vesting date at the then market price. RTUs will generally vest as to one-third on each of the first, second and third anniversaries of the date of grant of the RTUs.

Prior to adopting the Executive RTU Plan, Enerplus utilized the TURIP and an Executive PTU Plan for long-term incentives in both 2007 and 2008.  With continued changes to the peer group used for the purposes of the Executive PTU Plan and consolidation in the industry, as well as a desire to retain both the staff and executives, Enerplus chose to discontinue use of the Executive PTU Plan and replaced it, effective January 1, 2009, with the Executive RTU Plan.  No further grants were made under the Executive PTU Plan.  In addition to the changes in the type of incentive plan, Enerplus also altered the mix of the incentive plans used under the long-term incentive plan.  Under the restructured long-term incentive plan, 70% of the value of an executive’s grant was made up of RTUs and 30% of the value was in the form of Incentive Rights.  The Fund believes that these changes to the long-term incentive plan will address past concerns regarding the retention of staff and executives in challenging economic times.  These plans are explained in detail in the section below entitled “ - Incentive Plan Awards”.

Within the total compensation framework, executives are assigned competitive target long-term incentive award opportunities, expressed as a percentage of salary.  The Board has discretion in determining the target long-term incentive opportunity, and with respect to the Named Executive Officers, the amounts generally range up to 300% of base salary for Gordon J. Kerr, up to 250% of base salary for Robert J. Waters and Ian C. Dundas, and up to 200% of base salary for Dana W. Johnson.  The actual award may be adjusted up or down from the target award based on individual performance together with other factors that the Board may consider from time to time, and grants are allocated between the applicable long-term incentives plans (which for 2009 compensation consisted of the TURIP and the Executive RTU Plan) as the Committee and the Board deem appropriate.  As stated above, for 2009 compensation, the target long-term incentive awards for the Named Executive Officers were allocated as to 70% RTU grants and 30% TURIP grants. However, going forward for 2010, the Committee and the Board decided to increase the portion of the long-term incentive awards which were at risk. As such, this altered the compensation mix whereby the long-term incentive awards for the Named Executive Officers will be 50% RTU grants and 50% TURIP grants (except for the CEO, whose award will be split between 40% RTU grants and 60% TURIP grants). Previous long-term incentive grants, including TURIP grants, are not considered when determining the current year’s grant.  Rather, the Board’s philosophy is to deliver a competitive incentive opportunity which is contingent on performance and actual and potential value to the organization.

Savings Plan

Enerplus has in place the Savings Plan that provides the executives and other staff with the opportunity to build wealth for retirement or other financial goals.  The employee may contribute any percentage of earnings to the Savings Plan.  To support the employees’ progress toward their financial objectives, Enerplus contributes a minimum of 4%, to a maximum of 12%, of earnings to the Savings Plan on behalf of the employee, depending on the employee’s level of contributions.  Enerplus’ contributions, made on a quarterly basis, vest immediately and employees have immediate access to all contributions. The Committee considers this program to be competitive with other similar plans in its industry and there is no other form of retirement or savings programs.  All executives have chosen to participate in the program at the maximum levels.

Perquisites

Enerplus’ perquisite program consists of an automobile allowance, parking, club dues and health and wellness benefits.  Programs are competitive given Enerplus’ target competitive position and when compared to the prevailing competitive practices for companies the size of Enerplus in the oil and gas industry.  These programs help enhance the fixed elements of the compensation package in order to attract and retain executives.

Employment Agreements

Executives’ employment agreements alleviate personal uncertainty and provide fair treatment in the event of termination or a change in role, especially in the case of a change of ownership.  In exchange, executives commit to non-solicitation and confidentially conditions in the event of certain terminations.  Further details are provided in the section below entitled “ - Termination and Change in Control”.

Ownership Guidelines

The Board has adopted certain Trust Unit ownership guidelines for the Enerplus executives whereby Enerplus executives are required to maintain a minimum ownership in the Fund’s Trust Units within five years from the date of their appointment as an officer of Enerplus.  Pursuant to these guidelines, the CEO is required to maintain three times his annual salary in Trust Units.  The Executive and Senior Vice Presidents are required to hold two times their annual salary in Trust Units, and Vice Presidents are required to hold one times their annual salary in Trust Units.  In calculating an executive’s holdings for the purposes of the Fund’s ownership guidelines, only Trust Units owned by an executive or their spouse or dependents are eligible.  As of December 31, 2009, all Enerplus executives (including the Named Executive Officers) are in compliance with Enerplus’ equity ownership guidelines.  For information on the number and value of Trust Units held by each Named Executive Officer, see “ — Estimated Value of Aggregate Equity Holdings of Named Executive Officers” below.

Changes to the Executive Officer Compensation Program for 2011

In response to changes in federal tax legislation, Enerplus expects to convert to a corporate structure on or about January 1, 2011.  At that time, management will review and recommend changes to the current compensation programs and plans where appropriate to ensure that, following the planned conversion, Enerplus has the appropriate plans and processes for that structure that fit with its business strategies going forward.

Trust Unit Performance Graph

The following graph illustrates changes from December 31, 2004 to December 31, 2009 in cumulative total return (i.e. TUR) to the Enerplus Unitholders, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the S&P/TSX Oil and Gas Exploration and Production Index and the S&P/TSX Capped Energy Trust Index, with all their respective dividends and distributions reinvested.  The graph also illustrates the changes in aggregate compensation paid to the five individuals who were Enerplus’ “Named Executive Officers” for each of those years.

The compensation received by the Named Executive Officers generally corresponds with fluctuations in Enerplus’ TUR over the periods indicated on the above graph.  In 2004 and 2005, Enerplus demonstrated strong TUR and the compensation received by Enerplus’ executives reflected these returns.  As Enerplus’ TUR decreased in subsequent years (and in particular following the Canadian federal governments’ decision on October 31, 2006 to tax income trusts in a manner similar to corporations beginning in 2011), in general, the compensation paid to the Named Executive Officers has correspondingly decreased.  In addition to considering TUR, the Board also considers peer comparisons in their compensation decisions to ensure the total compensation package is competitive with industry.

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted in 2009 by Enerplus to the Named Executive Officers, which consist of the President & Chief Executive Officer and the Senior Vice President & Chief Financial Officer of EnerMark, together with the three other most highly compensated executive officers of EnerMark in 2009.  Garry A. Tanner ceased being an employee of Enerplus as of February 26, 2010, and Ian C. Dundas was appointed Executive Vice President at that time.  Dana W. Johnson, Enerplus’ President, U.S. Operations, began his employment with Enerplus on May 5, 2008.  Mr. Johnson works in Enerplus’ Denver, Colorado office and is paid in U.S. dollars.  For information on the Canada/U.S. dollar exchange rates used in respect of the disclosure of his compensation, see Note 5.  Enerplus does not have any pension plans or similar deferred compensation plans.

Summary Compensation Table

					Non-equity incentive plan compensation
Name and Principal Position	Year	Salary ($)	Trust Unit-based awards(1) ($)	Option-based awards(2) ($)	Annual incentive plans(3) ($)	All other compensation(4) ($)	Total compensation ($)
Gordon J. Kerr President & Chief Executive Officer	2009	525,000	735,000	315,000	325,000	195,758	2,095,758
	2008	520,833	682,500	682,500	240,000	129,057	2,254,890
Garry A. Tanner Executive Vice President & Chief Operating Officer	2009	420,000	543,900	233,100	Nil	151,868	1,348,868
	2008	416,667	525,000	525,000	205,000	94,685	1,766,352
Robert J. Waters Senior Vice President & Chief Financial Officer	2009	335,000	422,100	180,900	210,000	124,513	1,272,513
	2008	332,333	418,750	418,750	190,000	92,890	1,452,723
Ian C. Dundas Senior Vice President, Business Development	2009	347,500	815,500	199,500	240,000	186,339	1,788,839
	2008	332,333	418,750	418,750	220,000	118,703	1,508,536
Dana W. Johnson(5) President, U.S. Operations	2009	313,980	364,779	156,334	175,829	93,831	1,104,753
	2008	229,613	427,949	123,895	97,968	49,848	929,273

Notes:

(1)          For 2009 compensation, the information represents the Board’s determination of the fair value on the date of grant of the RTUs awarded to the Named Executive Officers under the Executive RTU Plan in 2009.  See “ - Incentive Plan Awards - Executive Restricted Trust Unit Plan” below for a description of the Executive RTU Plan.  The grant date fair value reflects what the Board intended to award the Named Executive Officers as target compensation under the Executive RTU Plan for 2009.  The 2009 awards to Mr. Dundas include an annual RTU award of $465,500 made on March 9, 2009 and an additional performance-based incentive RTU award of $350,000 made on May 20, 2009.  The actual number of RTUs awarded to each Named Executive Officer was determined by dividing a target dollar award amount by a five day weighted average trading price prior to the date of grant.  The grant date fair value presented in the above table differs from the fair value determined in accordance with Section 3870 of the CICA Handbook, which utilizes the closing Trust Unit trading price on the TSX on the grant date and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr - $703,820; Garry A. Tanner - $520,826; Robert J. Waters - $404,207; Ian C. Dundas - $793,741; and Dana W. Johnson - $349,303 (based on the Canadian/U.S. dollar exchange rate at the time of grant).  The actual value realized upon the vesting and payment in respect of such RTUs may be greater or less than the grant date fair value indicated.  See “ - Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” below for the number of RTUs granted to each Named Executive Officer in 2009 and for the estimated market or payout value of all RTUs held by the Named Executive Officers at December 31, 2009.

For 2008 compensation, the information represents the Board’s determination of the fair value on the date of grant of the PTUs awarded to the Named Executive Officers under the’ Executive PTU Plan in 2008 and, in the case of Dana W. Johnson, includes both a grant of PTUs made under the Executive PTU Plan with a fair value of $123,905 and a grant of EPIP Units made under the EPIP with a fair value of $304,044.  See “ - Incentive Plan Awards - Executive Performance Trust Unit Plan” and “Incentive Plan Awards – Employee Performance Incentive Plan” below for a description of the Executive PTU Plan and the EPIP, respectively.  With respect to the Executive PTU Plan awards, the grant date fair value reflects what the Board intended to award the Named Executive Officers as target compensation under the Executive PTU Plan for 2008.  These target amounts do not include the potential 25% increase in the payout amount if the Named Executive Officer elects to receive payment in Trust Units.  The actual number of PTUs awarded to each Named Executive Officer was determined by dividing the target dollar award amount by the weighted average trading price of the Trust Units on the TSX for the ten trading days prior to the commencement of the applicable performance period (i.e., the final ten trading days of 2007).  The grant date fair value presented in the above table differs from the fair value determined in accordance with Section 3870 of the CICA Handbook, which utilizes the closing Trust Unit trading price on the TSX on the grant date, assumes a performance multiplier of 1.0 under the Executive PTU Plan and no 25% increase in payout amount, and which provides an accounting fair value of the awards as follows:  Gordon J. Kerr - $743,035; Garry A. Tanner - $571,562; Robert J. Waters - $455,908; Ian C. Dundas - $455,908; and Dana W. Johnson - $150,867 (based on the Canadian/U.S. dollar exchange rate at the time of grant).  The actual value realized upon the vesting and payment in respect of such PTUs may be greater or less than the grant date fair value indicated.  See “ - Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” below for the number of PTUs and estimated market or payout value of all PTUs held by the Named Executive Officers at December 31, 2009.

The 2008 compensation for Mr. Johnson also includes an award of EPIP Units made under the EPIP with a Board-determined fair value at the May 5, 2008 date of grant of $304,044 and an accounting fair value of the award of $311,632.  The actual value realized upon the vesting and payment in respect of such EPIP Units may be greater or less than the grant date fair value indicated.  See “ - Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” below for the number of EPIP Units and estimated market or payout value of all EPIP Units held by Mr. Johnson at December 31, 2009.

(2)          This information represents the Board’s determination of the fair value on the date of grant of the Incentive Rights awarded to the Named Executive Officers under the TURIP.  See “ - Incentive Plan Awards - Trust Unit Rights Incentive Plan” below for a description of the TURIP.  The grant date fair value reflects what the Board intended to award the Named Executive Officers as target compensation under the TURIP in the specified year, and the number of Incentive Rights granted to achieve such target award has been calculated based on a valuation methodology for the Incentive Rights provided to the Board by Mercer.  This valuation methodology concludes that the fair value of an Incentive Right is approximately 20% of the underlying market price of a Trust Unit on the date of grant.

The grant date fair value presented in the above table differs from the fair value determined using the modified binomial lattice pricing model (the “MBLP Model”) adopted by Enerplus for accounting purposes in accordance with Section 3870 of the CICA Handbook.  Under the MBLP Model, the fair value of an Incentive Right has ranged from 19% to 20% of the underlying market price of a Trust Unit on the date of grant.  The MBLP Model considers both the original and downward-adjusted exercise prices applicable to Incentive Rights in the year.  The key assumptions and estimates used for the calculation of the accounting fair value under this model for the Named Executive Officers are as follows:  Dividend Yield: 2009 – 12.62%, 2008 – 11.99%; Volatility: 2009 – 44.41%, 2008 – 26.86%; Risk-free interest rate: 2009 – 1.69%, 2008 – 2.88%; Forfeiture rate: 2009 - 12.40%, 2008 - 7.3%; Exercise price reduction: 2009 - $1.92, 2008 - $1.90.

The MBLP Model provides an accounting fair value of the awarded number of Incentive Rights as follows:  Gordon J. Kerr: 2009 - $302,439, 2008 - $313,562; Garry A. Tanner: 2009 - $223,806, 2008 - $241,283; Robert J. Waters: 2009 - $173,686, 2008 - $192,386; Ian C. Dundas: 2009 - $191,546, 2008 - $192,386; and Dana W. Johnson: 2009 - $150,096, 2008 - $67,364 (based on the Canadian/U.S. dollar exchange rate at the time of grant).  The actual value realized upon the future exercise of such Incentive Rights may be greater or less than the grant date fair value indicated.  See “ - Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” below for the number of Incentive Rights granted to each Named Executive Officer in 2009 and for the estimated market value of all Incentive Rights held by the Named Executive Officer at December 31, 2009.

(3)          Represents the cash bonus awards paid to the Named Executive Officers.  Garry A. Tanner ceased being an employee of Enerplus on February 26, 2010 and, as such, was not entitled to a cash bonus under the terms of Enerplus’ short-term incentive plan.

(4)          The amounts in this column relate to car allowances, parking payments, health and wellness benefits paid under a Flexible Spending Account, club membership dues, financial counseling and other services, the matching contribution made by Enerplus to each of the Named Executive Officers pursuant to EnerMark’s Savings Plan or for, Mr. Johnson, his 401K plan, and the amount of notional monthly distribution equivalent payments accumulated (but not paid) in the specified year on the outstanding RTUs held by the Named Executive Officers granted under the Executive RTU Plan.  See “ - Incentive Plan Awards - Executive Restricted Trust Unit Plan” below.

(5)          Other than in respect of “Trust Unit-based awards” and “Option-based awards”, the amounts presented represent the Canadian dollar equivalent of the U.S. dollar compensation paid or awarded to Mr. Johnson based on the exchange rate in effect on December 31 of the applicable year, being US$1.00 = CDN$1.0466 for 2009 and US$1.00 = CDN$1.2246 for 2008.  The amounts presented for “Trust Unit-based awards” and “Option-based awards” represent the Canadian dollar equivalent of the U.S. dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately US$1.00 = CDN$1.2867 for 2009 awards and US$1.00 = CDN$1.0035 for 2008 awards.

For a discussion of the methodology and considerations applied in determining the amounts of the payments and awards described in the above table, see “ - Compensation Discussion and Analysis” above.

Incentive Plan Awards

Enerplus has in place a combination of incentive plan awards designed to reward officers and employees of Enerplus on the long-term performance of the Trust Units and to align the interests of officers and employees with Unitholders.  See “ - Compensation Discussion and Analysis” above.  A description of each of the plans in which the Named Executive Officers participate follows the description of outstanding incentive plan awards as at December 31, 2009 and the value vested or earned under such plans during the year, as set forth below.

Outstanding Option-Based Awards and Trust Unit-Based Awards

The following table sets forth all awards outstanding as at December 31, 2009 under Enerplus’ TURIP, as awards under the TURIP are considered “option-based awards” under applicable securities laws.  The table also includes outstanding grants made under the Executive PTU Plan, Executive RTU Plan and EPIP, as awards under those plans are considered “share-based awards” under applicable securities laws.

Outstanding Option-Based Awards and Trust Unit-Based Awards

	Option-Based Awards				Trust Unit-Based Awards
Name	Number of Trust Units underlying unexercised Incentive Rights (#)	Exercise prices of Incentive Rights(1) ($)	Incentive Right expiration dates(1)	Value of unexercised in-the-money Incentive Rights(1) ($)	Number of units that have not vested (#)	Market or payout value of Trust Unit-based awards that have not vested ($)
Gordon J. Kerr	92,052	17.11	December 31, 2013-2015	653,569	17,385 PTUs(2)	464,805(2)
	81,154	40.40	December 31, 2012-2014	Nil
	59,702	47.06	December 31, 2011-2013	Nil
	60,000	48.99	December 31, 2010-2012	Nil	40,496 RTUs(3)	1,155,348(3)
	26,400	50.73	December 31, 2010-2011	Nil
	13,200	33.12	December 31, 2010	Nil
Garry A. Tanner	68,119	17.11	December 31, 2013-2015	483,645	13,373 PTUs(2)	357,541(2)
	62,446	40.40	December 31, 2012-2014	Nil
	47,344	47.06	December 31, 2011-2013	Nil
	37,500	48.99	December 31, 2010-2012	Nil	29,967 RTUs(3)	854,958(3)
	19,800	50.73	December 31, 2010-2011	Nil
	9,900	33.12	December 31, 2010	Nil
Robert J. Waters	52,864	17.11	December 31, 2013-2015	375,334	10,667 PTUs(2)	285,193(2)
	49,792	40.40	December 31, 2012-2014	Nil
	37,513	47.06	December 31, 2011-2013	Nil
	30,000	48.99	December 31, 2010-2012	Nil	23,257 RTUs(3)	663,522(3)
	19,800	50.73	December 31, 2010-2011	Nil
	9,900	33.12	December 31, 2010	Nil
Ian C. Dundas	58,300	17.11	December 31, 2013-2015	413,930	10,667 PTUs(2)	285,193(2)
	49,792	40.40	December 31, 2012-2014	Nil
	37,513	47.06	December 31, 2011-2013	Nil
	30,000	48.99	December 31, 2010-2012	Nil
	19,800	50.73	December 31, 2010-2011	Nil	39,167 RTUs(3)	1,095,533(3)
	3,400	30.80	December 31, 2010	Nil
	9,900	33.12	December 31, 2010	Nil
Dana W. Johnson	45,684 13,128	17.11 47.19	December 31, 2013-2015 December 31, 2012-2014	324,356 Nil	3,156 PTUs(2)	83,479(2)
					20,098 RTUs(3)	573,396(3)
					3,297 EPIP Units(4)	100,690(4)

Notes:

(1)          The exercise prices of the outstanding Incentive Rights are presented after giving effect to the reduction in the applicable exercise prices in accordance with the terms of the TURIP, except for Dana W. Johnson who, as a U.S. employee, is not eligible for such reductions.  The value of the unexercised in-the-money Incentive Rights as of December 31, 2009 is determined based on the excess of the closing price of the Trust Units on the TSX on December 31, 2009 of $24.21 per Trust Unit over the applicable exercise price.  The TURIP awards generally vest as to one-third on each of the first, second and third anniversaries of the date of grant and expire on December 31 of the third year following the year in which they vest.  Accordingly, all Incentive Rights that are scheduled to expire on or before December 31, 2012 were vested as of December 31, 2009.  The Incentive Rights with an exercise price of $17.11 represent the Incentive Rights granted to the Named Executive Officers in 2009.

(2)          Represents the number of PTUs awarded in 2008 pursuant to the Executive PTU Plan, which vest on December 31, 2010.  The number of PTUs was based on a target dollar award amount divided by the weighted average trading price of the Trust Units on the TSX for the ten days prior to the commencement of the applicable performance period, being $39.26 for grants made in 2008, and resulting in the following target dollar award amounts:  Gordon J. Kerr - $682,500; Garry A. Tanner - $525,000; Robert J. Waters - $418,750; Ian C. Dundas - $418,750; and Dana W. Johnson - $123,905.  See the column entitled “Trust Unit-based awards” for 2008 compensation in the Summary Compensation Table above and accompanying Note 1 for additional information on the fair value of the target awards.  Such target amounts did not include the potential 25% increase if the Named Executive Officer elects to receive payment in Trust Units.  The estimated future payouts represent Enerplus’ estimate, as at December 31, 2009, of the future payout amount of such awards based on the then applicable relative performance factor of 0.8 (which is the minimum relative performance factor under the Executive PTU Plan)  and assuming that the closing price of the Trust Units on the TSX on December 31, 2009 of $24.21 and the monthly cash distribution amount in effect at December 31, 2009 continue to be in effect to the end of the three year performance period on December 31, 2010.  The estimated future payouts do not include the potential 25% increase if the Named Executive Officer elects to receive payment in Trust Units.  As the estimated future payout does not consider full plan performance or all factors in the plan to be taken into account at the time of payment, the actual amount ultimately paid to the Named Executive Officers in respect of such PTUs at the anticipated payment date of December 31, 2010 may be greater or less than the amounts indicated.

(3)          Represents the number of RTUs awarded in 2009 pursuant to the Executive RTU Plan.  The number of RTUs was based on a target dollar award amount divided by a five day weighted average trading price of the Trust Units on the TSX prior to the grant date, being $18.15 for grants made on March 9, 2009 and $25.89 for the additional grant made to Ian C. Dundas on May 20, 2009, and resulting in the following target dollar award amounts:  Gordon J. Kerr - $735,000; Garry A. Tanner - $543,900; Robert J. Waters - $422,100; Ian C. Dundas - $815,500; and Dana W. Johnson – $364,779.  See the column entitled “Trust Unit-based awards” for 2009 compensation in the Summary Compensation Table above and accompanying Note 1 for additional information on the fair value of the target awards.  The estimated future payouts represent Enerplus’ estimate, as at December 31, 2009, of the future payout amount of such awards based on the closing price of the Trust Units on the TSX on December 31, 2009 of $24.21 and assuming that the monthly cash distribution amount in effect at December 31, 2009 continues to be in effect until the applicable vesting and payment dates.  The actual amount ultimately paid to the Named Executive Officers in respect of such RTUs upon vesting may be greater or less than the amounts indicated.  See “ - Incentive Plan Awards  – Executive Restricted Trust Unit Plan” below for a description of the Executive RTU Plan.

(4)          Represents the number of EPIP Units awarded to Mr. Johnson in 2008 pursuant to the EPIP that had not vested at December 31, 2009 (representing one-half of the original grant of 6,594 EPIP Units).  The number of EPIP Units was based on a target dollar award amount divided by a ten day weighted average trading price of the Trust Units on the TSX prior to the grant date, being $46.11.  See the column entitled “Trust Unit-based awards” for 2009 compensation in the Summary Compensation Table above and accompanying Note 1 for additional information on the fair value of the target awards.  The estimated future payouts represent Enerplus’ estimate, as at December 31, 2009, of the future payout amount of such awards based on the closing price of the Trust Units on the TSX on December 31, 2009 of $24.21 and assuming that the monthly cash distribution amount in effect at December 31, 2009 continues to be in effect until the applicable vesting and payment dates.  The actual amount ultimately paid to Mr. Johnson in respect of such EPIP Units upon vesting may be greater or less than the amounts indicated.  See “ - Incentive Plan Awards – Employee Performance Incentive Plan” below for a description of the EPIP.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2009 for each Named Executive Officer under Enerplus’ TURIP (which are “option-based awards” in the table below) and under its 2005 RTU Plan, Executive FVU Plan, Executive PTU Plan and EPIP (each of which are “Trust Unit-based awards” in the table below), as well as the amount of non-equity incentive plan awards (i.e., cash bonuses) earned during the year.  No awards vested under Enerplus’ Executive RTU Plan in 2009.

Incentive Plan Awards - Value Vested or Earned During the Year

Name	Option-based awards- Value vested during the year(1) ($)	Trust Unit-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year(3) ($)
Gordon J. Kerr	Nil	937,957	325,000
Garry A. Tanner	Nil	593,713	Nil
Robert J. Waters	Nil	468,476	210,000
Ian C. Dundas	Nil	515,624	240,000
Dana W. Johnson	Nil	89,184	175,289

Notes:

(1)          Represents the aggregate value of the Incentive Rights held by the Named Executive Officer that vested in 2009, based on the closing price of the Trust Units on the TSX on the applicable date of vesting minus the applicable exercise prices of the outstanding Incentive Rights following the reduction in the exercise price in accordance with the terms of the TURIP.  The value for each Named Executive Officer in 2009 was nil, as at the date of vesting, the exercise price of all Incentive Rights held by each Named Executive Officer exceeded the closing price of the Trust Units on the TSX.

(2)          Consists of the following, on an aggregate basis:

(a)           On February 21, 2007, the Board determined that a portion of the 2006 bonus to be paid to four of the Named Executive Officers, being Messrs. Kerr, Tanner, Waters and Dundas, would be paid in the form of RTUs under the 2005 RTU Plan, with initial target grant amounts as follows: Gordon J. Kerr $250,000; Garry A. Tanner $125,000; Robert J. Waters $100,000; and Ian C. Dundas $100,000.  Based on a TSX closing price per Trust Unit of $50.32 on February 21, 2007, the awards resulted in 4,969 RTUs granted to Gordon J. Kerr, 2,485 RTUs granted to Garry A. Tanner, 1,988 RTUs granted to Robert J. Waters and 1,988 RTUs granted to Ian C. Dundas.  These RTUs vested and were paid in December 2009 in the form of Trust Units purchased on the TSX.  The value ascribed to these RTUs on vesting and payout is equal to the purchase price of the underlying Trust Units on the TSX at a price of $24.17 per unit, plus the value of the cash distributions attributable to those Trust Units from the date of grant to the date of vesting, which were paid in cash.  The aggregate value paid in 2009 in respect of these awards was as follows:  Gordon J. Kerr - $178,065; Garry A. Tanner - $89,050; Robert J. Waters - $71,240; and Ian C. Dundas - $71,240.  Dana W. Johnson did not hold any of these RTUs.  See “ – 2005 Restricted Trust Unit Plan” below for a description of the 2005 RTU Plan.

(b)           The amounts to be paid pursuant to the final set of grants made under the Executive FVU Plan in 2006 was definitively determined in accordance with the Executive FVU Plan on December 31, 2008 and were paid to the Named Executive Officers on December 31, 2009.  The payout values included in the table include the 25% increase in the full payout amount for Messrs. Kerr and Dundas, who elected to receive the full amount of such payout in the form of Trust Units purchased by Enerplus on the TSX, which must be held by the executive for one year following payment.  Mr. Tanner elected to receive 100% of his payout in cash, resulting in no increase in his payout amount.  Mr. Waters elected to receive 50% of the payout in cash and 50% of his payout in Trust Units, resulting in a 25% increase in the portion of the payout amount that was paid in Trust Units. The value of the payouts (where applicable, including the 25% increase in payout amount and based on the purchase price of the Trust Units on the TSX on December 16, 2009 of $24.17 per unit) was as follows: Gordon J. Kerr –$338,947; Garry A. Tanner - $170,870; Robert J. Waters – $162,290; and Ian C. Dundas –$179,892.  The FVUs had the following target dollar award amounts at the time of their grant in 2006, which amounts do not include the potential 25% increase in payout amount if the executive elected to receive payment in the form of Trust Units: Gordon J. Kerr - $650,000; Garry A. Tanner - $407,500; Robert J. Waters - $345,000 and Ian C. Dundas - $345,000. Dana W. Johnson did not hold any FVUs.  See “ – Executive Full Value Unit Plan” below for a description of the Executive FVU Plan.

(c)           PTUs awarded in 2007 pursuant to the Executive PTU Plan vested on December 31, 2009.  The payout values included in the table include the 25% increase in the full payout amount for Messrs. Kerr, Tanner and Dundas, who elected to receive the full amount of such payment in the form of Trust Units purchased by Enerplus on the TSX.  Mr. Waters elected to receive 50% of his payout in cash and 50% of his payout in Trust Units, resulting in a 25% in the portion of the payout that was paid in Trust Units. The value of the payouts (where applicable, including the 25% increase in payout amount and based on the purchase price of the Trust Units on the TSX on January 7, 2010 of $24.69 per unit) was as follows: Gordon J. Kerr –$420,945; Garry A. Tanner – $333,793; Robert J. Waters – $234,946; and Ian C. Dundas – $264,492. The PTUs had the following target dollar award amounts at the time of their grant in 2006, which amounts do not include the potential 25% increase in payout amount if the executive elected to receive payment in the form of Trust Units: Gordon J. Kerr - $600,000; Garry A. Tanner - $475,800; Robert J. Waters - $377,000 and Ian C. Dundas - $377,000.  The payouts were based upon a relative performance factor of 0.8 under the Executive PTU Plan.  Dana W. Johnson did not hold any PTUs that vested in 2009.  See “ – Executive Performance Trust Unit Plan” below for a description of the Executive PTU Plan.

(d)           A total of 3,297 EPIP Units held by Dana W. Johnson vested in 2009.  The payout of $89,184, all of which was made in cash, was based on a ten day weighted average trading price of the Trust Units on the TSX preceding the vesting date in May 2009, plus the accumulated distributions on the vested EPIP Units from the date of grant.  No other Named Executive Officers held any EPIP Units in 2009.  See “ – Employee Performance Incentive Plan” below for a description of the EPIP.

(3)          Represents the cash bonus awards paid to the Named Executive Officers in respect of 2009.  Dana W. Johnson is a U.S.-based employee and his cash bonus award was paid in U.S. dollars but the amount presented represents the Canadian dollar equivalent based on the exchange rate in effect on December 31, 2009, being US$1.00 = CDN$1.0466. Garry A. Tanner ceased being an employee of Enerplus on February 26, 2010 and, as such, was not entitled to a cash bonus under the terms of Enerplus’ short-term incentive plan.

Trust Unit Rights Incentive Plan

On June 21, 2001, following receipt of Unitholder approval, the Fund adopted the TURIP pursuant to which Incentive Rights to acquire Trust Units may be granted to the officers, employees and service providers of Enerplus.  The TURIP was amended in each of 2003, 2005 and 2008 with the approval of the Fund’s Unitholders.  The TURIP was also amended by the Board of Directors without Unitholder approval effective February 1, 2006, in accordance with the amendment provisions contained in the TURIP, to ensure that Enerplus’ U.S. employees would not suffer unfavourable tax treatment under amended United States income tax laws as a result of being granted Incentive Rights under the TURIP.

The purpose of the TURIP is to provide effective long-term incentives to the recipients of Incentive Rights and reward them on the basis of the long-term trading price and distributions paid on the Trust Units, which reflect the total return to the Fund’s Unitholders.  The TURIP is currently the only securities based compensation arrangement pursuant to which securities may be issued from treasury of the Fund that has been adopted by Enerplus.  The material terms of the existing TURIP are described below.

The TURIP permits the Board of Directors to issue Incentive Rights to any officer, employee or service provider of Enerplus as the Board of Directors may determine, provided that, in the case of a service provider, such service provider has been engaged by Enerplus to provide services for an initial, renewable or extended period of twelve months or more and provides such services on an ongoing basis throughout the term of the Incentive Right.  Directors of EnerMark Inc. are not eligible participants in the TURIP.  The TURIP provides that, at all times, 5% of the issued and outstanding Trust Units (on a non-diluted basis) will be reserved and available for issuance upon the exercise of Incentive Rights.  This 5% maximum is a “reloading” provision whereby a number of Trust Units equivalent to the number of Incentive Rights that have been exercised, terminated, cancelled or expired are immediately re-reserved for issuance under the TURIP and available for future issuances.  As of March 10, 2010, there were 6,702,151 Incentive Rights outstanding, representing 3.78% of the 177,222,774 issued and outstanding Trust Units on that date (including Trust Units issuable on the exchange of the EELP Exchangeable LP Units), leaving 2,158,988 Trust Units (representing 1.22% of the issued and outstanding Trust Units and equivalent EELP Exchangeable LP Units on that date) reserved and available for issuance upon the exercise of Incentive Rights that may be granted in the future.

The maximum number of Incentive Rights (and corresponding Trust Units reserved for issuance upon exercise of such Incentive Rights) that any one person and that insiders of the Fund as a whole may receive under TURIP, together with any other securities based compensation arrangement, is 5% of the issued and outstanding Trust Units (on a non-diluted basis) at the date of the grant of the Incentive Right.  In addition, the maximum number of Trust Units which may be issued to insiders of the Fund as a whole, or to any one insider and his or her associates, under the TURIP within a one year period is 5% of the Trust Units outstanding at the time of the issuance (on a non-diluted basis), excluding Trust Units issued under the TURIP or any other security based compensation arrangement over the preceding one year period.  For the purposes of these limits, the number of issued and outstanding Trust Units is to include any Trust Units issuable upon the exchange of any securities of a subsidiary of the Fund that are exchangeable into Trust Units (or a fraction thereof) for no additional consideration, and which carry voting rights and rights to receive cash distributions or other payments from the Fund equivalent to the voting rights and rights to receive cash distributions attached to the Trust Units (such as the EELP Exchangeable LP Units). However, this calculation would not include convertible debt securities, purchase warrants or Incentive Rights outstanding under the TURIP.

The original exercise price of the Incentive Rights at the time of grant must be no less than the closing price of the Trust Units on the TSX on the last business day prior to the approval of the granting of the Incentive Right by the Board of Directors.  However, for Incentive Rights granted prior to April 23, 2003, the original exercise price either will automatically be adjusted downwards (in the case of holders of Incentive Rights who are not directors or officers of Enerplus) or adjusted downwards at the election of the holder (in the case of a holder who is a director or officer of Enerplus).  For Incentive Rights granted after April 23, 2003, the original exercise price will be adjusted downward at the election of the holder.  As a result of certain U.S. tax rules, the exercise price of Incentive Rights held by U.S. holders may not be adjusted downward.  The downward adjustment may occur once the Fund’s distributions to Unitholders exceed 10% of the net property, plant and equipment account on Enerplus’ balance sheet, on a per unit basis, in a calendar year (adjusted as to 2.5% of the net property, plant and equipment, on a per unit basis, at the end of each calendar quarter), following which the exercise price of the Incentive Rights either may or will (as stated above) be reduced by a corresponding per unit amount.  In certain circumstances, it is more advantageous to use the original exercise price rather than the downward-adjusted exercise price as using the downward-adjusted price may increase the tax rate applicable to the exercise of the Incentive Right.

Under the TURIP, the Board of Directors has the power to determine the time at which an Incentive Right will expire and the time or times when Incentive Rights will vest and become exercisable.  The TURIP states that the period during which an Incentive Right is exercisable will generally expire at the end of the third calendar year following the year in which the Incentive Right has vested.  However, if the original expiry date of an Incentive Right occurs during, or within ten business days of the end of, an Enerplus-imposed securities trading blackout applicable to a holder of Incentive Rights, then the expiry date is extended to be the tenth business day after the original expiry date of the blackout period.  Although not prescribed in the TURIP, the Board of Directors has historically provided for gradual vesting periods for each grant of Incentive Rights, in proportions determined by the Board of Directors, with the first portion vesting on the date that is one year after the date of grant, another portion vesting on the second anniversary of the date of grant and a final portion vesting on the third anniversary of the date of grant.

An Incentive Right is personal to the grantee and is non-transferable and non-assignable.  The TURIP does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Incentive Rights and the issuance of Trust Units.  If the employment or appointment of an Incentive Rights holder with Enerplus is terminated by either party for any reason other than termination for cause or, generally, the voluntary resignation of the holder (in which cases the Incentive Rights expire immediately upon the holder ceasing to provide active services to Enerplus), the Incentive Rights held by such individual must be exercised within 90 days of the later of the date of notice of such termination or the date on which the holder ceased to actively provide services to Enerplus.

The TURIP contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Fund.  The TURIP states that the Board of Directors may, at any time without the approval of the Unitholders and other voting securities of the Fund, suspend, discontinue or amend the TURIP or any Incentive Right.  However, the Board of Directors may not, without the approval of a majority of the Unitholders and the other voting securities of the Fund, amend the TURIP or an Incentive Right to: (a) increase the number of Trust Units, or the percentage of the issued and outstanding Trust Units, issuable pursuant to the plan; (b) other than as provided for in the exercise price adjustment mechanisms for distributions described above, make any amendment that would reduce the exercise price of an outstanding Incentive Right (including a cancellation and reissue of an Incentive Right that constitutes a reduction of the exercise price), or to make any amendment to such exercise price adjustment mechanisms; (c) extend the expiry date of any Incentive Right granted under the TURIP beyond the expiry date of the Incentive Right determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above; (d) expanding the categories of individuals who are eligible to participate in the TURIP Plan; or (e) amend the TURIP to permit the transfer or assignment of Incentive Rights, except to permit a transfer to a family member, an entity controlled by the holder of the Incentive Rights or a family member, a charity or for estate planning or estate settlement purposes, in each case unless the change to the TURIP or an Incentive Right results from the application of provisions in the TURIP relating to mergers, business combinations, take-over bids and anti-dilution provisions.

The TURIP (and any proposed future amendments to the TURIP) is subject to such future approvals of the Unitholders and applicable stock exchanges as may be required by the terms of the TURIP or applicable stock exchanges from time to time.  As a result of implementing a “reloading” 5% maximum number of Trust Units reserved for issuance under the TURIP, the TSX requires that the approval of all unallocated Incentive Rights under the TURIP to be sought by Enerplus every three years from a majority of Enerplus’ directors and the Unitholders.  This approval was provided by the Unitholders in each of 2005 and 2008.  Any amendment to the TURIP is subject to the prior approval of the TSX and the NYSE, and no amendment to, or suspension or discontinuance of, the TURIP may be made to the TURIP or an Incentive Right granted under the TURIP that would alter or impair any previously granted Incentive Rights, without the prior consent of the holder.

For a description of the treatment of Incentive Rights in connection with certain transactions involving the Fund or termination of a Named Executive Officer’s employment with Enerplus, see “ - Termination and Change of Control Benefits” below.

In 2009, a total of 2,000,787, Incentive Rights were granted, which represents approximately 1.2% of the issued and outstanding Trust Units at December 31, 2009.  As of December 31, 2009 there were a total of 5,250,060 Incentive Rights outstanding at exercise prices ranging from $17.11 to $56.93 with a weighted average exercise price of $37.15 ($34.84 after giving effect to the downward adjustments to the exercise prices) and expiration dates ranging from December 31, 2010 to December 31, 2015.  As of December 31, 2009, a total of 2,392,988 of these outstanding Incentive Rights were exercisable, with a weighted average exercise price of $50.37 ($46.03 after giving effect to the downward adjustments to the exercise prices).  For additional information regarding the TURIP and outstanding Incentive Rights as at December 31, 2009, see Note 9(d) to the Fund’s audited consolidated financial statements for the year ended December 31, 2009.

Executive Restricted Trust Unit Plan

Effective January 1, 2009, Enerplus implemented the Executive RTU Plan.  The initial grants under the Executive RTU Plan were made in March 2009.  Under the Executive RTU Plan, the Board, in its discretion, is entitled to grant notional RTUs to the executive officers of Enerplus to further align the compensation of Enerplus’

executive officers with the interests of the Fund’s Unitholders.  Each RTU represents a right to potentially receive a cash payment on each vesting date designated by the Board.  Unless otherwise determined by the Board, the RTUs will vest as to one-third on each of the first, second and third anniversaries of the date of grant of the RTUs.  In the case of the RTUs granted to Ian C. Dundas on May 20, 2009, the Board determined that 75% of those RTUs would vest on May 20, 2010 and the remaining 25% would vest on May 20, 2011.  The amount of the cash payment shall equal the “market value” of the number of RTUs (i.e. Trust Units) that vest on the applicable date, with the “market value” being the volume weighted average trading price of the Trust Units on the TSX for the five trading days ending three business days prior to the vesting date.  Additionally, concurrent with any payment made to an executive in respect of RTUs that vest pursuant to the plan, the executive will receive an additional cash payment equal to the monthly cash distributions, if any, that would have been paid by the Fund on such vested RTUs had they been outstanding as Trust Units from the date of grant.

Notwithstanding anything else in the Executive RTU Plan, the Board may amend or modify the terms and conditions regarding any grant or payment made in respect of any RTUs granted under the plan, including to accelerate the vesting or payment date or to modify the methodology of calculating and paying any RTU awards; provided that no amendment or modification may, without the consent of the affected executive, reduce the amount of the payment to be made in respect of an RTU award.

For a description of the treatment of RTUs granted under the Executive RTU Plan in the event of a change of control of the Fund, business combination involving the Fund or the termination of a Named Executive Officer’s employment with Enerplus in certain circumstances, see “ - Termination and Change of Control Benefits” below.

Executive Performance Trust Unit Plan

Effective March 1, 2007, Enerplus implemented the Executive PTU Plan, pursuant to which notional PTUs may be granted to the executive officers of Enerplus, at the discretion of the Board.  In the fall of 2008, Enerplus determined to replace the Executive PTU Plan with the Executive RTU Plan described above.  Accordingly, the last grants were made under this plan in 2008 and are anticipated to vest and be paid on December 31, 2010, and Enerplus currently does not intend to make any future grants under this plan.  This plan was intended to align the interests of the executive officers of Enerplus with those of the Unitholders by rewarding participants on the basis of the Fund’s performance over a particular “performance period”, generally being a three calendar year period.  The amounts ultimately paid out with respect to a grant of PTUs made pursuant to the Executive PTU Plan will depend on the “total annual return” on the Fund’s Trust Units over the performance period as compared to a designated “performance group” of industry peers, as described in further detail below.  Once a three year performance period has been completed, a grant of PTUs vests and payment, calculated as described below, is made to the executive within 15 days of the completion of such performance period.

The “total annual return” of the Fund’s Trust Units over the performance period is calculated by dividing (i) the total of the cash distributions or similar payments received during the performance period plus the total Trust Unit price appreciation (or depreciation) during the period by (ii) the Trust Unit price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  The result is then divided by the number of years in the performance period (generally being three years) to arrive at a total annual return on the Fund’s Trust Units during the performance period.  This total annual return is then measured against a “performance group” of industry peers specified by the Board at the beginning of each performance period which, where practical and deemed appropriate by the Board, will consist of oil and gas trusts, corporations, or other entities, including the Fund, having their head office in Canada and at least 25% of operating revenues derived from conventional oil and gas activities in North America.  The composition of the performance group may be amended by the Board if any member of the group ceases to exist during the applicable performance period or to take into account changes in trust, corporate or other structures.  For 2007 grants (which were vested and paid on December 31, 2009), the peer group consisted of ARC Energy Trust, Baytex Energy Trust, Bonavista Energy Trust, Crescent Point Energy Trust, NAL Oil & Gas Trust, Paramount Energy Trust, Pengrowth Energy Trust, Penn West Energy Trust, Peyto Energy Trust, Provident Energy Trust, Trilogy Energy Trust and Vermilion Energy Trust.  For 2008 grants (which are anticipated to vest and be paid on December 31, 2010), the peer group consists of ARC Energy Trust, Baytex Energy Trust, Bonavista Energy Trust, Crescent Point Energy Trust, Pengrowth Energy Trust, Penn West Energy Trust, Provident Energy Trust and Vermilion Energy Trust.

The Fund’s total annual return, as compared to the performance group, results in a multiplier (referred to as a “relative performance factor”) then being applied to the number of PTUs granted in respect of the performance period.  The relative performance factor is determined by the Board, after consultation with and receiving the recommendation of Enerplus management.  The methodology used to determine the relative performance factor may differ for separate grants of PTUs and may be revised by the Board based on such factors as the Board considers appropriate.  For example, the relative performance factor may range from a multiplier of 0.8 for a relative performance ranking below the average of the performance group, to a multiplier of 1.0 for achieving the 50th percentile, up to a multiplier of 2.0 where the Fund’s performance ranks above the 75th percentile as compared to its performance group, with intermittent points interpolated appropriately. In August 2008, Enerplus amended the Executive PTU Plan to increase the minimum relative performance multiplier from 0.4 to 0.8.

Once the relative performance multiplier has been applied to the number of PTUs initially granted to result in an adjusted number of PTUs, a dollar amount is assigned to the adjusted number of PTUs by multiplying that number of PTUs by the weighted average trading price of the Fund’s Trust Units on the TSX for the last ten trading days of the applicable performance period.  The executive is entitled to be paid that amount in cash.  However, as an inducement for executives to increase their economic exposure to the value of the Fund’s Trust Units, and thereby creating further alignment with Unitholders, the executive may choose to receive all or a portion of their Executive PTU Plan payment in the form of Trust Units.  An election by the executive to be paid in Trust Units will entitle the executive to receive payment equal to 125% of the amount that he or she would otherwise be paid if the executive had elected to be paid in cash.  The number of Trust Units to be paid in connection with such an election is calculated by dividing the dollar amount of the payment (including the 25% increase) by the weighed average trading price of the Trust Units on the TSX for the ten final trading days of the calendar year immediately preceding the payment date.  Any Trust Units payable pursuant to the terms of the plan are purchased by Enerplus on the TSX for payment to the executive and are not issued from treasury.  If an executive elects to take Trust Units as payment under the Executive PTU Plan, the executive may not transfer, sell, pledge or otherwise dispose of such Trust Units for a period of one year from the payment date, subject to certain exceptions relating to termination of employment or take-over bids or business combination transactions involving the Fund.  Notwithstanding the foregoing, if an executive elects to receive payment in Trust Units, the Board may determine to pay entitlements under the Executive PTU Plan in cash rather than Trust Units, with the amount of such cash payment including the 25% increase to which the executive was entitled as a result of his or her prior election to be paid in the form of Trust Units.

Notwithstanding anything else in the Executive PTU Plan, the Board may amend or otherwise modify the terms and conditions regarding any grant of PTUs or any award may under the plan, including without limitation, to accelerate any payment date or modify the methodology of calculating and paying any PTU award under the plan, provided that no such amendment or modification may, without the consent of the affected executive, reduce the amount of an award otherwise payable pursuant to the terms of the Executive PTU Plan.

For a description of the treatment of PTUs in the event of a change of control of the Fund or the termination of a Named Executive Officer’s employment with Enerplus in certain circumstances, see “ - Termination and Change of Control Benefits” below.

Employee Performance Incentive Plan

In 2005, Enerplus implemented the EPIP under which notional EPIP Units were granted to eligible employees.  Each EPIP Unit represents a right to potentially receive a cash payment on each vesting date designated by the Board.  The amount of the cash payment shall equal the “market value” of the number of EPIP Units (i.e. Trust Units) that vest on the applicable date, with the “market value” being the weighted average trading price of the Trust Units on the TSX for the ten trading days preceding the vesting date.  Additionally, concurrent with any payment made to an executive in respect of EPIP Units that vest pursuant to the plan, the executive will receive an additional cash payment equal to the monthly cash distributions, if any, that would have been paid by the Fund on such vested EPIP Units had they been outstanding as Trust Units from the date of grant.

The Board may amend the EPIP at any time, provided that no amendment may, without the consent of the affected employee, alter or impair the amount, type or timing of vesting of a payment to be made in respect of an award made under the plan.  The final set of outstanding grants made under the EPIP is scheduled to vest and be paid out by the end of 2010, and Enerplus does not currently intend to make any further grants of EPIP Units under the EPIP.

For a description of the treatment of EPIP Units granted under the EPIP in the event of a change of control of the Fund, business combination involving the Fund or the termination of a Named Executive Officer’s employment with Enerplus in certain circumstances, see “ - Termination and Change of Control Benefits” below.

Executive Full Value Unit Plan

In 2003, Enerplus implemented the Executive FVU Plan, which was intended to further align the long-term interests of the executive officers of Enerplus with those of the Unitholders by rewarding participants on the basis of the Fund’s performance over a particular “performance period”, generally being a three calendar year period.  In 2007, Enerplus decided to replace the Executive FVU Plan with the Executive PTU Plan described above.  Accordingly, no grants have been made under the Executive FVU Plan since 2006, the final set of grants was paid out on December 31, 2009, and Enerplus currently does not intend to make any future grants under this plan.

The actual level of compensation paid out in a particular year pursuant to the Executive FVU Plan will depend on both the “total annual return” on the Fund’s Trust Units over a particular performance period and the “relative performance” of the Fund to an industry peer group over that same period, with each given an equal weighting.  As a result, the actual payments made to Enerplus’ executives pursuant to the Executive FVU Plan may be greater or less than the target value of the FVUs awarded to the executives at the time of grant.

The “total annual return” of the Fund’s Trust Units over a performance period is calculated by dividing the (i) total of the cash distributions received during the performance period plus the total Trust Unit price appreciation (or depreciation) during the period by (ii) the Trust Unit price at the beginning of the relevant performance period, using the ten day weighted average trading price in each case.  The result is then divided by the number of years in the performance period (generally being three years) to arrive at an annual total return on the Fund’s Trust Units during the performance period.  This total return is then measured against a grid of total return levels that results in a multiplier of between 0.5 and 1.75 being assigned to the number of FVUs granted to an executive.  The grid of total annual return multipliers under the Executive FVU Plan is as follows:

Total Annual Return for Performance Period	Total Return Multiplier
20%+	1.75
19.0% to <20.0%	1.70
18.0% to < 19.0%	1.60
17.0% to <18.0%	1.50
16.0% to <17.0%	1.40
15.0% to <16.0%	1.30
14.0% to <15.0%	1.20
13.0% to < 14.0%	1.10
12.0% to <13.0%	1.00
11.0% to <12.0%	0.90
10.0% to < 11.0%	0.80
9.0% to < 10.0%	0.70
8.0% to < 9.0%	0.60
<8.0%	0.50

A second multiplier, known as the “relative performance factor”, is then applied.  The Fund’s “relative performance” is measured as the Fund’s ranking, by way of total annual return over the performance period as described above, in relation to a peer group of (generally, and subject to the discretion of the Board of Directors) the eight largest (determined on the basis of market capitalization) conventional oil and gas income or royalty trusts at the time of grant, including the Fund, having their head office in Canada and at least 75% of their operating revenues derived from conventional oil and gas operations in North America.  The grid of relative performance multipliers, based on the Fund’s relative ranking against the peer group, is as follows:

Relative Performance Rank of the Fund	Relative Performance Multiplier

1	1.75
2	1.50
3	1.25
4	1.00
5	0.75
6	0.50
7	0.25
8	0.00

Once a three year performance period has been completed, the compensation payable pursuant to the applicable grant is calculated, and the amount vests and is paid to the executive on December 31 of the following year, provided the executive is still actively employed by Enerplus on the payment date.  As an inducement for executives to increase their exposure to the Fund’s Trust Units, thereby creating further alignment to Unitholders, the executive may choose to receive all or a portion of their Executive FVU Plan payment in the form of Trust Units.  An election by the executive to be paid in Trust Units will entitle the executive to receive payment equal to 125% of the amount that he or she would otherwise be paid if the executive had elected to be paid in cash.  If an executive elects to take Trust Units as payment under the Executive FVU Plan, the executive may not transfer, sell, pledge or otherwise dispose of such Trust Units for a period of one year from the payment date, subject to certain exceptions relating to termination of employment or take-over bids or business combination transactions involving the Fund.  Any Trust Units paid pursuant to the Executive FVU Plan will be purchased on the TSX and will not be issued from treasury.

2005 Restricted Trust Unit Plan

Effective October 13, 2005, Enerplus implemented the 2005 RTU Plan pursuant to which the Board, in its discretion, is entitled to grant RTUs to the executive officers of Enerplus to further align the compensation of Enerplus’ executive officers with the interests of the Fund’s Unitholders.  Each RTU granted under the 2005 RTU Plan represents a right to potentially receive a payment under the plan on the payment date designated by the Board.  On the designated payment date, the executive will receive a number of Trust Units of the Fund equal to the number of RTUs that vest on such date, together with a number of additional Trust Units that would have been purchased with the cash distributions paid by the Fund on the RTUs if they were outstanding as Trust Units from the date of grant.  Any Trust Units payable pursuant to the terms of the plan are purchased by Enerplus on the TSX for payment to the executive and are not issued from treasury.  However, the Board may determine to pay vested RTU awards in cash rather than Trust Units, with the amount of such cash payment equal to the number of Trust Units that would otherwise have been paid multiplied by the weighted average trading price of the Fund’s Trust Units on the TSX for the ten trading days ending on the fifth business day prior to the payment date.

The final set of outstanding grants made under the 2005 RTU Plan vested and were paid out on December 31, 2009, and Enerplus does not currently intend to make any further grants of RTUs under the 2005 RTU Plan.

Termination and Change of Control Benefits

In connection with the termination of a Named Executive Officer’s employment and/or a Change of Control of the Fund (as defined below) or similar transactions, certain payments may be required to be made to a Named Executive Officer pursuant to the executive employment agreements in place between Enerplus and each of its senior officers (the “Executive Employment Agreements”) and the various incentive award plans implemented by Enerplus.  For the purposes of the Executive Employments Agreements and each of the Executive RTU Plan, the Executive PTU Plan and the EPIP, a “Change of Control” generally means: (i) the acquisition by a person of 35% or more of the Fund’s issued and outstanding voting securities; (ii) the amalgamation, merger, reorganization or other form of business combination of or involving EnerMark or the Fund with or into any one or more other corporations, trusts or other entities, provided that the former holders of voting securities of the Fund receive, in the aggregate, less than 65% of the voting securities of the amalgamated or merged entity; or (iii) the sale of all or substantially all of the assets of the Fund, in each case other than in connection with an internal reorganization of Enerplus.  The conversion of the Fund from an income trust structure to a corporate or other form of structure would not, on its own, constitute a Change of Control for these purposes.  Additionally, certain of the plans also refer to a “Combination Transaction”, which generally means any successful take-over bid, merger, arrangement or similar transaction resulting in the Trust Units being replaced with cash and/or securities of another issuer (which may or may not constitute a Change of Control of the Fund, depending on the structure and size of the transaction).

Additionally, for the purposes of the Executive Employment Agreements and Enerplus’ various incentive award plans, the date of termination of employment is generally deemed to be the last day on which an executive or employee, as the case may be, actively provides services to Enerplus, and not the date of notice of termination or the completion of any statutory or common law notice period.

Termination for Just Cause and Voluntary Resignation

Under the terms of the Executive Employment Agreements and each of the TURIP, the Executive RTU Plan, the Executive PTU Plan and the EPIP, in the event of termination for just cause or the voluntary resignation of a Named Executive Officer (including, with respect to the EPIP only, the retirement of the Named Executive Officer), the executive is not entitled to any incremental or further compensation from the date of termination, and all unexercised, unvested or unpaid grants or awards, as the case may be, made under those plans are immediately forfeited and cancelled.

Termination Without Just Cause or Following a Change of Control or Similar Transactions

Executive Employment Agreements

If a Named Executive Officer terminates his or her employment with Enerplus within 90 days of a Change of Control of the Fund following the occurrence of certain events that are generally analogous to constructive dismissal (including, among other things, a material reduction in overall compensation or responsibility, geographic relocation or a failure to provide the executive with incentive programs and benefits substantially similar to those provided to the executive prior to the Change of Control, in each case without the consent of the executive), or if the employment of the executive is terminated at any time without just cause, the executive will be entitled to certain payments, the amount of which are dependent on the executive’s position, years of service with Enerplus, age, and total compensation prior to termination.  For the purposes of determining certain components of such payments, the “Severance Period” for each of the Named Executive Officers, as at December 31, 2009, is set forth below:

Named Executive Officer	Severance Period
Gordon J. Kerr	30 months
Garry A. Tanner	22 months
Robert J. Waters	24 months
Ian C. Dundas	22 months
Dana W. Johnson	14 months

Following termination of employment in the circumstances described above, each executive is entitled to receive a lump sum payment, within 30 days of the termination date, equal to (i) the aggregate base salary the executive would receive during the Severance Period, (ii) an amount in lieu of the executive’s annual non-equity (i.e. cash) incentive bonus for the Severance Period, based on the simple average of the amount of such bonus made in the past two fiscal years, and (iii) payment in lieu of certain benefits and perquisites otherwise payable by Enerplus to or on behalf of the executive during the severance period (consisting of items such as, among other things, parking, professional dues, vacation, car allowance and general health and disability benefits).  Additionally, at the option of the executive, Enerplus is to provide the executive with commercially reasonable executive outplacement services (including reasonable office premises) for a period of up to six months following the termination date.  The Executive Employment Agreements further provide that in such circumstances, notwithstanding the terms of the TURIP, all Incentive Rights under the TURIP (or grants under a replacement plan) will immediately vest on the termination date and may be exercised by the executive within 90 days following the termination date.

As a condition of receiving such payments and arrangements, the executive must execute a release that releases Enerplus from further obligations and liabilities to the executive.  Additionally, the Executive Employment Agreements state that during the Severance Period, an executive may not, directly or indirectly, without the consent of Enerplus, solicit for hire any Enerplus employee for employment with another entity, acquire more than 5% of the outstanding securities of the Fund, engage in any non-management proxy solicitation with respect to the Fund or publicly announce any transaction with respect to the Fund.  The Executive Employment Agreements contain standard confidentiality of information provisions that are in effect both during the course of and after the termination of the executive’s employment with Enerplus.

Trust Unit Rights Incentive Plan

If the employment of an Incentive Rights holder with Enerplus is terminated without just cause or by the executive within 90 days of a Change of Control following certain constructive dismissal-like events, the Incentive Rights held by such individual must be exercised within 90 days of termination.  As described above under “ - Executive Employment Agreements”, termination of an executive’s employment without just cause or in such circumstances following a Change of Control results in the accelerated vesting of all otherwise unvested Incentive Rights for such executive, which may be exercised by the executive within such 90-day period.

If the Fund is merged into or amalgamated with any other entity, or the Fund sells all or substantially all of its assets, and as a result of such a transaction the Unitholders would receive securities of another issuer in substitution for the Trust Units, the Incentive Rights would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of the merger, amalgamation or sale if the holder had exercised the Incentive Rights to purchase Trust Units immediately prior to the transaction.  In the case of a conversion of Enerplus from an income trust structure to a corporate structure, this provision would essentially provide for the substitution of Incentive Rights to acquire Trust Units with Incentive Rights to acquire common shares of the resulting corporation.  However, as noted above, if such a transaction would constitute a Change of Control (which, for clarity, would not include a conversion of Enerplus from a trust to a corporate structure), the Executive Employment Agreements provide that the vesting of all Incentive Rights held by the executive will accelerate at the time of the Change of Control.  Additionally, if a take-over bid (that is not exempt from the take-over bid requirements of the Securities Act (Alberta)) is made for the Trust Units, holders of Incentive Rights have the right to immediately exercise all unexercised Incentive Rights held by such holder, whether vested or not at such time, in order to tender such Trust Units to the take-over bid.  If those Trust Units are not tendered to or taken up under the bid, any Trust Units acquired by the holder of the exercised Incentive Rights in connection with the take-over bid are deemed to be cancelled and returned to the Fund, and the Incentive Rights and the consideration paid by the holder to exercise those Incentive Rights will be returned to the holder.

Executive RTU Plan and Executive PTU Plan

Each of the Executive RTU Plan and the Executive PTU Plan provides for the full acceleration of payments to an executive if (i) he or she is terminated without just cause, (ii) the executive terminates his or her employment with Enerplus within 90 days of a Change of Control of the Fund and following the occurrence of certain events generally analogous to constructive dismissal, as described under “ - Executive Employment Agreements” above, or (iii) upon the occurrence of a Combination Transaction.  However, under these plans, an internal reorganization of the Fund, including the conversion of the Fund from a trust structure to a corporate or other form of structure, would not, on its own, result in any acceleration of payments to the executives, but following such a transaction the references to “Trust Units” and “distributions” in those plans would be read to mean “shares” and “dividends” (or analogous terms) of the resulting corporate or other form of issuer.

All such accelerated payments are to be paid entirely in cash.  For the Executive PTU Plan, the amount of the accelerated payments is calculated on the basis that each uncompleted performance period shall be deemed to have consisted of the three most recently completed fiscal years of the Fund, and the amount of the cash payment that is determined payable in accordance with the plan is to be increased by 25% in lieu of the additional Trust Unit payment that may otherwise have been paid to the particular executive in accordance with the plan.  The accelerated payments are to be made within 30 days of the employment termination date or at the time other severance obligations are paid, except in the case of an accelerated payment to be made in connection with a Combination Transaction, in which case the payment is to be made immediately before the effective time of such transaction.

Employee Performance Incentive Plan

The EPIP provides for the full acceleration of payments to an executive (i) if certain events generally analogous to constructive dismissal, as described under “ - Executive Employment Agreements” above, occur within 90 days of a Change of Control of the Fund, or (ii) subject to Board discretion in certain circumstances, upon the occurrence of a Combination Transaction.  If the employment of an executive is terminated without just cause, the executive is entitled to a payment in respect of all EPIP Units that vest before the later of the end of any statutory notice period to which the executive is entitled and the actual termination date of the executive’s employment.  In each case, the holder will receive a cash payment equal to the “market value” of the EPIP Units (i.e. Trust Units) that are deemed to vest at such time, together with accumulated cash distributions on such EPIP Units.

All such accelerated payments are to be paid entirely in cash.  The accelerated payments are to be made within 15 days of the employment termination date or at the time other severance obligations are paid, except in the case of an accelerated payment to be made in connection with a Combination Transaction, in which case the payment is to be made immediately before the effective time of such transaction.

Estimated Payments

The following table sets forth the estimated incremental payments that would have been required to have been made to the Named Executive Officers had either a Named Executive Officer been terminated without just cause or if a Named Executive Officer would have been entitled to terminate his or her employment within 90 days of a Change of Control following the occurrence of certain events that are generally analogous to constructive dismissal, in each case had such events occurred on December 31, 2009.

Estimated Incremental Payments as of December 31, 2009

Termination Without Just Cause or Termination Following a Change of Control

Name	Salary(1) ($)	Annual Incentive Bonus (2) ($)	Incentive Plan Rights(3) ($)	Executive RTU Plan Payments(4) ($)	Executive PTU Plan and EPIP Payments(5) ($)	Benefits and Perquisites(6) ($)	Total ($)
Gordon J. Kerr	1,312,500	277,500	653,569	1,155,348	581,007	419,815	4,399,739
Garry A. Tanner	770,000	265,000	483,645	854,958	446,926	250,080	3,078,609
Robert J. Waters	670,000	178,750	375,334	663,522	356,491	241,152	2,485,249
Ian C. Dundas	641,667	197,500	413,930	1,095,533	356,941	227,362	2,932,933
Dana W. Johnson	366,310	104,660	324,356	573,396	206,164	127,685	1,702,571

Notes:

(1)          Represents the Named Executive Officer’s 2009 annual salary multiplied by the severance period.

(2)          Based on the average of annual incentive bonuses received by the Named Executive Officer in respect of 2008 and 2009, had such amount been received for the duration the of Severance Period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2009.  For Mr. Tanner, the 2007 and 2008 annual incentive amounts were used.  For Mr. Johnson, U.S. dollar amounts were converted to Canadian dollars using the exchange rate of US$1.00 = CDN$1.0466 in effect December 31, 2009.

(3)          All unvested Incentive Rights held by the Named Executive Officer as at December 31, 2009 would vest and be immediately exercisable on December 31, 2009 as provided under the Executive Employment Agreements.  The amounts presented are calculated based on the in-the-money value of the Incentive Rights in respect of which vesting has been accelerated, based on the difference between the closing price of Trust Units on the TSX on December 31, 2009 and the exercise price of such Incentive Rights (after giving effect to the reduction in the applicable exercise price as provided for in the TURIP, except for Dana W. Johnson, who as a U.S. employee is not eligible for such reductions) at December 31, 2009.  See “Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” above.

(4)          All unvested RTUs held by the Named Executive Officer as at December 31, 2009 would immediately vest and be paid to the Named Executive Officer.  The amounts presented represent the estimated market value of the outstanding RTUs held by each Named Executive Officer at December 31, 2009 based on the closing price of the Trust Units on the TSX on such date, plus the monthly cash distributions that would have been paid by the Fund on such RTUs had they been outstanding as Trust Units form the date of grant.  See “Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” above.

(5)          For Executive PTU Plan payments, the amount of such payments has been calculated assuming that the three year performance period for the outstanding award consisted of the three most recently completed fiscal years of the Fund (i.e. 2007 to 2009).  For Mr. Johnson, the amount in this column consists of $105,474 in Executive PTU Plan payments and $100,690 in EPIP payments.  No other Named Executive Officer holds any EPIP Units.  See “Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” above.

(6)          The amounts in this column include amounts payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurances and disability programs, benefits paid under a flexible spending account, club membership dues and the matching contribution made by Enerplus to each of the Named Executive Officers pursuant to EnerMark’s Savings Plan, as well as vacation pay.

The following table sets forth the estimated incremental payments that would have been required to have been made to the Named Executive Officers had a Combination Transaction that did not constitute a Change of Control occurred on December 31, 2009.  No incremental salary, annual incentive bonus or benefit payments would have become payable and no accelerated vesting of Incentive Rights would have resulted in such circumstances.  However, as noted above, a Combination Transaction that is an internal reorganization of the Fund, including the conversion of the Fund from a trust structure to a corporate or other form of structure, would not, on its own, result in any acceleration of payments to the executives.

Estimated Incremental Payments as of December 31, 2009
Combination Transaction That Is Not a Change of Control

Name	Executive RTU Plan Payments(1) ($)	Executive PTU Plan and EPIP Payments(2) ($)	Total ($)
Gordon J. Kerr	1,155,348	581,007	1,736,355
Garry A. Tanner	854,958	446,926	1,301,884
Robert J. Waters	663,522	356,491	1,020,013
Ian C. Dundas	1,095,533	356,491	1,452,024
Dana W. Johnson	573,396	206,164	779,560

Notes:

(1)          All unvested RTUs held by the Named Executive Officer as at December 31, 2009 would immediately be vested and be paid to the Named Executive Officer.  The amounts presented represent the estimated market value of the outstanding RTUs held by each Named Executive Officer at December 31, 2009 based on the closing price of the Trust Units on the TSX on such date, plus the monthly cash distributions that would have been paid by the Fund on such RTUs had they been outstanding as Trust Units form the date of grant.  See “Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” above.

(2)          For Executive PTU Plan payments, the amount of such payments has been calculated assuming that the three year performance period for the outstanding award consisted of the three most recently completed fiscal years of the Fund (i.e. 2007 to 2009).  For Mr. Johnson, the amount in this column consists of $105,474 in Executive PTU Plan payments and $100,690 in EPIP payments.  No other Named Executive Officer holds any EPIP Units. See “Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” above.

Death, Disability or Retirement

If a Named Executive Officer’s employment with Enerplus is terminated due to death, permanent disability or retirement in accordance with Enerplus’ retirement policy, no incremental payments or benefits become payable to the executive officer under the Executive Employment Agreements.  Under the TURIP, the executive (or in the case of the executive’s death, his or her estate) has 90 days from the date of termination to exercise any Incentive Rights that vest in their normal course prior to the end of the 90-day period.  Under the Executive RTU Plan, all RTUs which have vested or would vest on or prior to the date of termination of the executive’s employment with Enerplus (including the notional accumulated monthly cash distributions on the RTUs that vest) are to be paid to the executive on the date of termination (i.e., there is no acceleration of any payments), and any grants or awards on which payment is not made as described above are forfeited and cancelled.  In the case of the Executive PTU Plan, any unpaid awards become immediately payable upon such termination of employment in the same manner as described above under “ - Termination Without Just Cause or Following a Change of Control or Similar Transactions”, but the amount of the payment is prorated based on the percentage of the performance period completed at the date of termination of employment.

Under the EPIP, unless otherwise determined by the Board, if a Named Executive Officer’s employment with Enerplus is terminated due to death or permanent disability, all outstanding EPIP Units will vest and be paid immediately following the termination of such employment and the holder will receive a cash payment equal to the “market value” of the EPIP Units (i.e. Trust Units) at such time, together with accumulated cash distributions on such EPIP Units until such time.  The foregoing does not apply in the event of the retirement of a Named Executive Officer, in which case all unvested EPIP Units shall be forfeited and cancelled.

The following table sets forth the estimated incremental payments that would have been required to have been made to the Named Executive Officers had the employment of a Named Executive Officer been terminated as a result of the death, disability or retirement of the executive on December 31, 2009.  No incremental salary, annual incentive bonus or benefit payments would have become payable, and no accelerated vesting of Incentive Rights or RTUs would have resulted in such circumstances.

Estimated Incremental Payments as of December 31, 2009
Termination from Death, Disability or Retirement

Name	Executive RTU Plan Payments ($)	Executive PTU Plan Payments(1) ($)	EPIP Payments(2) ($)	Total
Gordon J. Kerr	Nil	387,338	Nil	387,338
Garry A. Tanner	Nil	297,950	Nil	297,950
Robert J. Waters	Nil	237,661	Nil	237,661
Ian C. Dundas	Nil	237,661	Nil	237,661
Dana W. Johnson	Nil	70,316	100,690	171,006

Notes:

(1)          Represents the prorated portion of the outstanding Executive PTU Plan award based on the portion of the three year performance period completed in respect of such outstanding award as at December 31, 2009 (i.e. two-thirds) and assuming the performance period for such award consisted of the three most recently completed fiscal years of the Fund (i.e. 2007 to 2009).  See “Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” above.

(2)          Such payment would not apply in the case of the retirement of Mr. Johnson.

Estimated Value of Aggregate Equity Holdings of Named Executive Officers

The following table sets forth the estimated value of each Named Executive Officer’s aggregate Trust Unit and other equity-based holdings in the Fund as of December 31, 2009, including all Trust Units which were paid on December 31, 2009 pursuant to the Executive FVU Plan and all Trust Units which vested on December 31, 2009 but which were paid in January 2010 pursuant to the Executive PTU Plan.  Members of Enerplus’ executive have an obligation to maintain a minimum ownership in the Fund’s Trust Units within five years from the date of their appointment as an officer of Enerplus.  The President & Chief Executive Officer is required to maintain three times his annual salary in Trust Units, while other executives are required to hold two times or one times their annual salary in Trust Units, depending on their seniority.  For calculation purposes, only wholly owned Trust Units, held directly or indirectly by the executive, are eligible for consideration with regard to the holding requirement.  As of December 31, 2009, all executive officers met these requirements.  For additional details regarding the disclosed value of the Incentive Rights, RTUs and PTUs held by each of the Named Executive Officers, see “ – Incentive Plan Awards - Outstanding Option-Based Awards and Trust Unit-Based Awards” above.

Estimated Value of Named Executive Officers’ Aggregate Equity Holdings
As of December 31, 2009

Name	Number and Value of Trust Units(1) (# / $)	Value of Incentive Rights ($)	Value of RTUs ($)	Value of PTUs and EPIP Units(2) ($)	Total ($)

Gordon J. Kerr	117,996 / 2,856,683	653,569	1,155,348	464,805	5,130,406

Garry A. Tanner	48,668 / 1,178,252	483,645	854,958	357,541	2,874,396

Robert J. Waters	33,497 / 810,962	375,334	663,522	285,193	2,135,012

Ian C. Dundas	53,390 / 1,292,572	413,930	1,095,533	285,193	3,087,228

Dana W. Johnson	Nil / Nil	324,356	573,396	185,069	1,082,822

Notes:

(1)          Based on the number of Trust Units beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer, and the closing price of the Trust Units on the TSX of $24.21 per Trust Unit on December 31, 2009.

(2)          For Mr. Johnson, consists of $105,474 in PTUs and $100,690 in EPIP Units.  No other Named Executive Officer holds any EPIP Units.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of December 31, 2009, the number of Trust Units (being the only current equity securities of the Fund) which are authorized for issuance with respect to compensation plans.  For a description of the Fund’s Trust Unit rights incentive plan, see “Executive Compensation - Trust Unit Rights Incentive Plan” above.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(1) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	5,250,060	$37.15	3,467,396

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	5,250,060	$37.15	3,467,396

Note:

(1)          Without giving effect to the permitted reduction of the exercise prices under the Fund’s Incentive Plan.  If the downward adjustment in the exercise price is included, the weighted average exercise price is $34.84.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

To the knowledge of the directors and executive officers of EnerMark, none of the directors, proposed directors or executive officers of EnerMark, or any associate of the foregoing, has been indebted to Enerplus at any time since January 1, 2009.  Enerplus has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of EnerMark, none of the directors, proposed directors or executive officers of EnerMark, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2009 or in any proposed transaction that has materially affected or would materially affect Enerplus, except as otherwise disclosed in this Information Circular.

INTERESTS OF CERTAIN PERSONS AND
COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of the directors and executive officers of EnerMark, none of the directors, proposed directors or executive officers of EnerMark or anyone who has held such offices since January 1, 2009, or any affiliate or associate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and senior management of Enerplus consider good corporate governance to be essential to the effective operation of the Fund.  As part of the Fund’s commitment to effective corporate governance, the Board of Directors, with the assistance of the Corporate Governance & Nominating Committee, monitors changes in legal requirements and best practices.

The Fund is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “National Instrument”) and the corporate governance guidelines adopted by the Canadian Securities Administrators in National Policy 58-201 - Corporate Governance Guidelines (the “National Policy”).  In addition, the Fund is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the U.S. Sarbanes-Oxley Act of 2002.  As a foreign private issuer whose Trust Units are listed on the NYSE, Enerplus is required, pursuant to Section 303A.11 of the NYSE Listed Company Manual, to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under NYSE’s corporate governance listing standards.  Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.  However, as a foreign private issuer listed on the NYSE, Enerplus is not obligated to and does not have an internal audit function.  Enerplus has devoted significant attention and resources to ensure that the Fund’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements.

Set out below is a description of certain corporate governance practices of the Fund, as required by the National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  Ten of the eleven nominees for directors of EnerMark have been determined to be independent based on information provided by individual directors and reviewed by the Corporate Governance & Nominating Committee.  As a result, the Board of Directors is composed of a majority of independent directors.  The ten independent director nominees are Messrs. Martin (the Chairman of the Board), Dodge, Hodgins, O’Brien, Roane, Seth, West, Wheeler, Woitas and Zorich.  One director, Mr. Kerr, is the President & Chief Executive Officer of Enerplus, and as such is not independent.  It is Enerplus’ practice that the Chairman of the Board shall be an independent and unrelated director.  In addition, only independent and unrelated directors shall serve on committees of the Board.

Any director who is an independent director and whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chairman of the Corporate Governance & Nominating Committee of that director’s change in circumstances, and if deemed non-independent, to submit his or her resignation to the Chairman of the Board.  The President & CEO shall be the only member of management and the only non-independent director on the Board of Directors.

The Fund has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management.  One of the most noteworthy of those processes is the practice whereby independent directors hold in camera sessions without management present at each Board meeting.

Tenure

The Board does not favour term limits for directors but believes that it is important to monitor overall Board performance.  Therefore, the Corporate Governance & Nominating Committee annually reviews each director’s continuation on the Board.  This practice allows that committee to ask each director to confirm his or her desire to continue as a member of the Board, and also allows the Corporate Governance & Nominating Committee an opportunity to review that director’s performance and suitability.

Retirement

In February 2010, the Board adopted a recommendation of the Corporate Governance & Nominating Committee whereby no person shall be nominated by the Board to serve as a director after he or she has passed his or her 72nd birthday, unless the Chairman of the Board has agreed to waive the mandatory retirement age of such person for one year because of special circumstances.  Further, the Board agreed to grandfather those current directors who are or will turn 72 years old, during the current year, for an additional two year period.

Board Meetings

The Board of Directors meets a minimum of six times per year.  Each board meeting is followed by an in camera discussion of the independent directors without the presence of management.  Directors may assist in preparing the agenda for Board and committee meetings and receive a comprehensive package of information in advance of each meeting.  Further, the Board attends an annual strategic planning session to review, amend or adopt long-term strategies and new corporate objectives for the upcoming year.

Director Service on Other Public Company Boards

Directors are required to advise the Chairman of the Corporate Governance & Nominating Committee before accepting an invitation to serve on the board of another public company.  If the Corporate Governance & Nominating Committee determines that a conflict of interest exists by serving on the board of another company, the director is expected to act in accordance with the Corporate Governance & Nominating Committee’s recommendation.  These practices will also apply to executives of Enerplus who have been approached to sit as a director on a board of another, unrelated entity.

Director Compensation

The Corporate Governance & Nominating Committee annually reviews the compensation of the Board of Directors and is entitled to and has retained a consultant to assist in its review of Enerplus’ director compensation practices.  The committee makes recommendations to the Board for consideration when it believes changes in compensation are warranted.

Each of the directors is required to maintain ownership of a minimum of three times their annual retainer in Trust Units of the Fund within five years of their election to the Board or from February 25, 2010 (the date of the change to the minimum ownership requirement), whichever is later.  This requirement was imposed in order to better align the interests of the members of the Board with those of the Fund’s Unitholders.  The independent members of the Board of Directors do not participate in any type of Trust Unit option plan of the Fund such as the TURIP.

Board, Committee and Sub-Committee Meeting Attendance

In fiscal 2009, the Board of Directors and its committees held the following number of meetings:

Board of Directors	10
Audit & Risk Management Committee Hedging Sub-Committee	4 2
Compensation & Human Resources Committee	4
Corporate Governance & Nominating Committee	2
Health, Safety, Regulatory & Environment Committee	2
Reserves Committee	3

Information regarding the attendance of each of the directors at meetings of the Board of Directors and applicable committees in 2009 is contained in the information regarding each proposed nominee for election as a director of EnerMark under the heading “Matters to be Acted Upon at the Meeting - Election of Directors of EnerMark Inc.”.  Additionally, the names of all other public companies for which EnerMark’s directors serve as directors (including the board committees on which EnerMark’s directors serve for such entities) is also included in that section of the Information Circular.

Board Mandate and Charter

The Board of Directors is responsible for the overall stewardship of the Fund and its subsidiaries.  The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board and the officers of Enerplus, all as more particularly described in the Board Charter adopted by the Board of Directors.  As set out in the Board Charter, the Board of Directors has established five committees to assist with its responsibilities: the Audit & Risk Management Committee; the Compensation & Human Resources Committee; the Corporate Governance & Nominating Committee; the Reserves Committee; and the Health, Safety, Regulatory & Environment Committee.  Each committee has a charter defining its responsibilities.  The Board of Directors does not have an executive committee.

The Board Charter is attached as Appendix “A” to this Information Circular.  The Board Charter, together with the Charters of each of the five committees of the Board, is also available on the Fund’s website at www.enerplus.com, and printed copies are available for any Unitholder who requests them from Enerplus.

Position Descriptions and Chairman’s Role and Responsibilities

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors and for the Chair of each committee of the Board of Directors.  The Board of Directors and Chief Executive Officer have also developed a written position description for the Chief Executive Officer.

The Chairman of the Board is responsible for the management, development and effective leadership of the Board in the governance of the Fund.  The Chairman’s primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views, mediates any dissent within the Board and, where possible, achieves consensus among the directors.  The Chairman is also responsible for, among other things, fostering ethical and independent decision making, providing a link between the Board and management and acting in an advisory capacity to the President & Chief Executive Officer in all matters concerning the interests and management of Enerplus.

Orientation and Continuing Education

Responsibility for reviewing and monitoring the orientation programs for new directors is assigned to the Corporate Governance & Nominating Committee.  In this regard, the Corporate Governance & Nominating Committee ensures each new director receives an orientation, supplemented with adequate orientation materials.  Various members of Enerplus’ executive management review with each new member certain information and materials regarding the Fund and its subsidiaries, including the role of the Board of Directors and its committees, and the legal obligations of a director of EnerMark.

The Corporate Governance & Nominating Committee, in conjunction with the Chairman of the Board and management, has oversight for continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors.  Directors are encouraged to participate in continuing education programs of their choosing so that they may increase their knowledge and skills as directors.  In addition, during the year, management of Enerplus facilitated two in-house educational seminars for the directors regarding a general technical review of non-conventional resource plays, and a technical overview of U.S. shale gas plays, specifically.

Executive Succession Planning

The Compensation & Human Resources Committee has the responsibility to review management’s ongoing succession planning.  Management, on an annual basis, provides the committee with a detailed succession plan for each executive position and identifies possible succession gaps in the current staff complement.  Following the review, management, in conjunction with the committee, collaboratively propose solutions which attempt to address any identified concerns.

Ethical Business Conduct

The Board of Directors has adopted a written Code of Business Conduct and Ethics (the “Code”) applicable to all directors, officers, employees and consultants of Enerplus.  The Code sets out in detail the core values and the principles by which the Fund is governed and addresses topics such as: honest and ethical conduct and conflicts of interest; compliance with applicable laws and company policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; and non-retaliation.

The Code is available on the Fund’s website at www.enerplus.com and was filed on January 8, 2010 as a “Security holders document” on the Fund’s SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.  No material change report has been filed by the Fund since January 1, 2009 pertaining to the conduct of any director or executive officer of Enerplus that constitutes a departure from the Code.

The Board of Directors and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters).  Pursuant to the Whistleblower Policy, anyone may contact the Chairman of the Audit & Risk Management Committee, the President & Chief Executive Officer, the Vice President, General Counsel or the human resources department and report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment.  A copy of the Whistleblower Policy is available on the Fund’s website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions are approved by the independent directors.  No such transactions or payments occurred in the past year.  Furthermore, Enerplus has a policy of not providing financial assistance in the form of loans or guarantees to its directors and executive officers.

Committees of the Board

The Board discharges its responsibilities either acting on its own behalf or through one of its Board committees.  Committees of the Board operate in accordance with a Board approved written mandate outlining its duties and responsibilities.  The following is a discussion regarding the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions:

Rotation of Committee Assignments and Chairs

Committee assignments and the designation of committee chairs should be based on each director’s knowledge, interests and areas of expertise.  The Board favours rotation of committee assignments or chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees.  However, the Board believes experience and continuity are more important than rotation.  Committee members and chairs may be rotated in response to changes in membership of the Board and in all cases should be rotated only if rotation is likely to increase committee performance.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is currently comprised of Messrs. Zorich (as Chairman), Hodgins, O’Brien and Seth, all of whom are independent.  The Corporate Governance & Nominating Committee is responsible for, among other things, identifying and evaluating director candidates to the Board of Directors and recommending nominees for the Board of Directors.  In addition, this Committee is responsible for:

•	assessing and making recommendations to the Board as to the size, appropriate skills and characteristics required of Board members;
•	recommending nominees for election or re-election to the Board;
•	reviewing annually each director’s continuation on the Board;
•	conducting an annual self evaluation process of the Board and each of the directors;
•	conducting an annual evaluation process to assess the effectiveness of the President & Chief Executive Officer;
•	reviewing and monitoring the orientation of new directors;
•	regularly reviewing Enerplus’ corporate governance practices and recommending to the Board any changes that the Committee deems necessary or advisable;
•	reviewing the Fund’s annual disclosure of corporate governance practices; and
•	reviewing the Fund’s corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are conformed to.

Compensation & Human Resources Committee

The Compensation & Human Resources Committee is currently comprised of Messrs. Roane (as Chairman), Dodge and Zorich, all of whom are independent.  The Compensation & Human Resources Committee is responsible for, among other things, assisting the Board in fulfilling its duties regarding human resources policies and succession planning and compensation matters, including recommending the form and adequacy of compensation arrangements for Enerplus’ executive officers and employees, having regard to associated risks and responsibilities.  This committee’s responsibilities also include:

•	assessing the performance of the senior management, with reference to corporate objectives;
•	making recommendations regarding salaries for the CEO and senior management with regard to executive compensation policies, programs and awards to the Board for approval;
•

reviewing and approving the granting of Trust Unit Incentive Rights to officers and employees under the Trust Unit Rights Incentive Plan and entitlements under Enerplus’ other long-term incentive plans;

•	reviewing overall compensation programs to ensure competitiveness, reasonableness and employee retention; and
•	reviewing long-term succession plans for senior executive positions.

The Compensation & Human Resources Committee obtains executive compensation data from third party providers of compensation data in the oil and gas sector.  During the year, Mercer (Canada) Limited was retained by the Committee to provide advice regarding the compensation of Enerplus’ directors and executive officers to ensure market competitive salaries.  See “Executive Compensation – Overview” for details of the fees paid to Mercer by Enerplus in 2009 in respect of such services.

Further information regarding the activities and recommendations of the Compensation & Human Resources Committee is provided under “Executive Compensation - Compensation Discussion and Analysis”.

Audit & Risk Management Committee

The Audit & Risk Management Committee is currently comprised of Messrs. Hodgins (as Chairman), Roane and Wheeler, all of whom are independent and financially literate for purposes of National Instrument 52-110 - Audit Committees, as well as pursuant to the Listing Standards of the NYSE and U.S. federal securities legislation.  The specific responsibilities, power and operation of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee Charter, a copy of which is on the Fund’s website at www.enerplus.com, and is also included in the Fund’s annual information form for the year ended December 31, 2009 which has been filed on SEDAR at www.sedar.com and which is included in the Fund’s annual report on Form 40-F which has been filed on EDGAR at www.sec.gov.  This committee is primarily responsible for the quality of the Fund’s financial reporting and its general mandate is to assist the Board in fulfilling its oversight responsibilities with respect to:

•	financial reporting and continuous disclosure of the Fund;
•	the Fund’s internal controls and policies, the certification process and compliance with regulatory requirements over financial matters;
•	evaluating and monitoring the performance and independence of the Fund’s external auditors; and
•	monitoring the manner in which the business risks of the Fund are being identified and managed.

For additional details regarding the Audit & Risk Management Committee’s role and responsibilities, see the full text of the Committee’s Charter in the Fund’s annual information form as noted above.

Health, Safety, Regulatory & Environment Committee

The Health, Safety, Regulatory & Environment Committee is currently comprised of Messrs. Dodge (as Chairman), West and Woitas, all of whom are independent.  The principal functions of the Health, Safety, Regulatory & Environment Committee are to assist the Board in carrying out its responsibilities with respect to the development and implementation of an effective environmental management system, to ensure that Enerplus’ activities are planned and executed in a safe and responsible manner and ensure there are adequate systems in place to support ongoing compliance of the Fund’s regulatory obligations, in addition to the following duties:

•	reviewing Enerplus’ health, safety, regulatory and environment (“HSRE”) programs and policies;
•	reviewing management’s performance related to HSRE matters;
•	reviewing significant external and internal HSRE reports on risk assessments, ongoing investigations and audits performed;
•	reviewing the status of significant remediation projects, developments and the environmental provisions;
•	ensuring that long range preventive programs are in place to limit future risks;
•	participating in annual visits to one of Enerplus’ operating facilities;
•	receiving an annual compliance certificate from management; and
•	generally ensuring the integrity of Enerplus’ HSRE programs and policies.

Reserves Committee

The Reserves Committee is currently comprised of Messrs. Seth (as Chairman), West, Wheeler and Woitas.  The principal function of the Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of Enerplus’ oil and natural gas reserves.  This committee’s responsibilities also include:

•	assessing the work of the independent reserves evaluators annually;
•	recommending to the Board the engagement of the independent reserves evaluator;
•	reviewing Enerplus’ procedures relating to the disclosure of information with respect to Enerplus’ reserves;
•	reviewing the scope of the annual review of the reserves by the independent reserves evaluator, including findings and any disagreements with management;
•	meeting independent of management with the reserves evaluator;
•	determining whether any restrictions affect the ability of the reserves evaluator in reporting on Enerplus’ reserves data;

•	receiving, annually, a signed reserves evaluator’s report and a certificate of compliance and due diligence from management; and
•	approving the year-end reserves evaluation.

Assessments

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board.  Each director is required to complete, on an annual basis, a written evaluation with respect to: (i) the performance of the Board of Directors; (ii) the performance of committees; and (iii) the contributions of other directors to the Board of Directors and its committees.  The Corporate Governance & Nominating Committee reviews the evaluations with the Chairman.  The results of the evaluations are summarized and presented to the full Board of Directors.  In addition, the Chairman, as appropriate, may review with a director that director’s peer evaluation findings.

ADDITIONAL INFORMATION

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management’s discussion and analysis (“MD&A”) and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission.  Financial information of the Fund is contained in the audited and consolidated comparative financial statements and MD&A of the Fund for the year ended December 31, 2009, which have been provided to Unitholders who have requested such materials together with this Information Circular.  Copies of such documents are available on the internet on Enerplus’ SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov or on the Fund’s website at www.enerplus.com, or may be obtained on request and without charge from the Corporate Secretary of EnerMark, 3000 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Telephone (403) 298-2200.

OTHER MATTERS

As of the date of this Information Circular, none of the directors or executive officers of EnerMark knows of any amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

NOTICE TO BENEFICIAL UNITHOLDERS

These securityholder materials are being sent to both registered and non-registered owners of the Trust Units.  If you are a non-registered owner, and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of Trust Units, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Fund (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

DIRECTORS’ APPROVAL

The contents and sending of this Information Circular have been approved by the directors of EnerMark.

“David A. McCoy”

David A. McCoy

Vice President, General Counsel & Corporate Secretary

EnerMark Inc.

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS OF ENERMARK INC.

The primary responsibility of the Board of directors is to supervise the management of EnerMark Inc. (the “Corporation”) to ensure the long-term success of the Corporation and Enerplus Resources Fund (the “Fund”) and to maximize Unitholder value.  Any responsibility which has not been delegated to management remains with the Board of directors of the Corporation (the “Board”).

COMPOSITION

The Board shall be composed of a minimum of seven directors and a maximum of eleven directors.  Except as set out in the By-Laws of the Corporation and the Trust Indenture of the Fund, Board members will be elected at the annual meeting of the Unitholders and will serve until their successors are duly appointed.  A majority of the directors will be independent.  All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner.  The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

MEETINGS

The Board shall meet at least six times yearly, and as deemed necessary in order to carry its duties effectively.  The Board shall also retain independent advice, if necessary.

The Board shall participate in the annual visit of one of the Corporation’s key operating and/or capital project areas.  Visits are conducted on a rotating basis to ensure the directors are informed and educated about all of the Corporation’s core operations in the various business units.  Directors are encouraged to meet and question field staff and ensure, first hand, that all environmental, health and safety regulations are being observed and that appropriate procedures are in place to safeguard both the Corporation’s employees and agents as well as its assets.

DUTIES AND RESPONSIBILITIES

The Board is charged with the overall stewardship of the Fund and manages or supervises the business of the Fund and its management.  The Board’s responsibilities include:

1.             Management Selection, Retention and Succession

•              Select, appoint and if necessary terminate the CEO

•              Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

•              Review its charter annually and recommend changes to the Board when necessary

•              Annually appoint directors to the following committees:

•              the Audit & Risk Management Committee;

•              the Corporate Governance & Nominating Committee;

•              the Compensation & Human Resources Committee;

•              the Reserves Committee; and

•              the Health, Safety, Regulatory & Environment Committee,

and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

•              At the Board’s discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandate, as approved by the Board

•              Approve compensation and compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

•              Assess the CEO against corporate objectives approved by the Board

•              Assess, annually, the effectiveness and the performance of the Board, committees and directors in fulfilling their responsibilities

•              Approve director’s compensation, as recommended by the Corporate Governance & Nominating Committee

2.             Strategy

•              Review and approve the corporate objectives developed by the CEO

•              Review, adopt and monitor the Fund’s strategic planning process

•              Monitor the Corporation’s performance in light of the approved strategic planning process

•              Adopt, annually, a strategic planning process to maximize Unitholder value

3.             Corporate Ethics and Integrity

•              Review and monitor the Corporation’s Code of Business Conduct and disclose any waivers of the code for officers and directors

•              Review and respond to potential conflict of interest situations

•              Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

•              Approve corporate policies and other corporate protocols and controls

•              Approve the Fund’s policy on public disclosure

•              Review, annually, its mandate and amend as deemed necessary

4.             Financial Responsibilities

•              Approve the annual audited financial statements of the Fund as recommended by the Audit & Risk Management Committee

•              Approve the quarterly interim financial statements of the Fund, as recommended by the Audit & Risk Management Committee

•              Recommend to the Unitholders the appointment of the Fund’s external auditors, as recommended by the Audit & Risk Management Committee

•              Review and approve the Fund’s operating budget

•              Review, as deemed necessary, approval authorities to the CEO and senior management

•              Approve financial commitments in excess of delegated approval authorities

•              Review and approve any material acquisitions, divestments and corporate reorganizations

•              Assess and approve any material securities offerings, financing or banking arrangements

Enerplus Resources Fund

The Dome Tower

3000, 333 - 7th Avenue S.W.

Calgary, Alberta, Canada

T2P 2Z1

Telephone: (403) 298-2200

Toll Free Telephone: 1-800-319-6462

Fax:  (403) 298-2211

www.enerplus.com